Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

CALATLANTIC GROUP, INC.,

LENNAR CORPORATION

and

CHEETAH CUB GROUP CORP.

Dated October 29, 2017

4.13	Defense Against Litigation	47
4.14	Efforts of Parent and Merger Sub to Fulfill Conditions	48
4.15	Company’s Efforts to Fulfill Conditions	48

ARTICLE 5 CONDITIONS PRECEDENT TO MERGER		48

5.1	Conditions to the Company’s Obligations	48
5.2	Conditions to Obligations of Parent and Merger Sub	49

ARTICLE 6 TERMINATION		50

6.1	Right to Terminate	50
6.2	Manner of Terminating Agreement	54
6.3	Effect of Termination	54
6.4	Fees	54

ARTICLE 7 ABSENCE OF BROKERS		57

7.1	Company Representations and Warranties Regarding Brokers and Others	57
7.2	Parent Representations and Warranties Regarding Brokers and Others	57

ARTICLE 8 OTHER AGREEMENTS		57

8.1	Indemnification for Prior Acts	57
8.2	Company Employee Matters	59

ARTICLE 9 GENERAL		60

9.1	Expenses	60
9.2	Access to Properties, Books and Records	61
9.3	Publicity and Notification	61
9.4	Entire Agreement	62
9.5	Benefit of Agreement	62
9.6	Effect of Disclosures	62
9.7	Captions and Interpretation	63
9.8	Definitions	63
9.9	Assignments	65
9.10	Notices and Other Communications	65
9.11	Governing Law	67
9.12	Exclusive Jurisdiction; Consent to Jurisdiction	67
9.13	Remedies; Specific Performance	67
9.14	Attorney Conflicts and Attorney Client Privilege	67
9.15	Waiver of Jury Trial	68
9.16	Amendments	68
9.17	Counterparts	68
9.18	Tax Matters	68
9.19	Nonsurvival of Representations and Warranties	69
9.20	Severability	69
9.21	Parent Guarantee	69
9.22	Extension of Time; Waiver	69

AGREEMENT AND PLAN OF MERGER

This is an Agreement and Plan of Merger (this “Agreement”) dated as of October 29, 2017, among CalAtlantic Group, Inc. (the “Company”), a Delaware corporation, Lennar Corporation (“Parent”), a Delaware corporation, and Cheetah Cub Group Corp. (“Merger Sub”), a Delaware corporation.

RECITALS

WHEREAS, the parties intend to effect the merger of the Company with and into Merger Sub (the “Merger”), with Merger Sub being the entity that survives the Merger;

WHEREAS, the Board of Directors of each of the Company, Parent and Merger Sub has approved this Agreement and the Merger in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”), and determined that the Merger is advisable;

WHEREAS, the Board of Directors of Parent has determined that it is advisable for the stockholders of Parent to (i) authorize and approve an amendment to Parent’s certificate of incorporation increasing the number of shares of Parent Class A Stock that Parent is authorized to issue under Parent’s certificate of incorporation to a number at least sufficient to enable Parent to issue all the shares of Parent Class A Stock that will constitute Merger Consideration or are otherwise required hereunder, including in Sections 1.11, 1.12 and 1.13 (the “Parent Certificate Amendment”), and (ii) authorize the issuance of Parent Class A Stock (and, if required Parent’s Class B common stock) in the Merger as contemplated by this Agreement (collectively, the “Parent Stockholder Matters”);

WHEREAS, as an inducement to the Company to enter into this Agreement, Stuart Miller and the Miller family trusts have entered into an agreement, pursuant to which Stuart Miller and the Miller family trusts have agreed, on the terms and conditions in that agreement, to vote the shares of Parent Stock held by it to approve the Parent Stockholder Matters;

WHEREAS, as an inducement to Parent and Merger Sub to enter into this Agreement, MP CA Homes LLC has entered into an agreement, pursuant to which MP CA Homes LLC has agreed, on the terms and conditions in that agreement, to vote the shares of Company Common Stock held by it to adopt this Agreement and approve the Merger;

WHEREAS, each of the parties intends that for Federal income tax purposes, (i) the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

ARTICLE 1

THE MERGER

1.1 The Merger. At the Effective Time described in Section 2.3, the Company will be merged with and into Merger Sub, the separate existence of the Company will terminate, and Merger Sub will continue as the corporation that survives the Merger (the “Surviving Corporation”). The Merger will have the effects set forth in this Agreement and the applicable provisions of Delaware law. Without limiting the generality of the foregoing, when the Merger becomes effective, (i) the real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises of Merger Sub will continue unaffected and unimpaired by the Merger and will be the property, other assets, rights, privileges, immunities, powers, purposes and franchises of the Surviving Corporation, (ii) the separate existence of the Company will terminate, and the Company’s real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises will be merged into the Surviving Corporation, and (iii) the Merger will have the other effects specified in Section 259 of the DGCL.

1.2 Certificate of Incorporation. From the Effective Time until it is subsequently amended, the Certificate of Incorporation of the Surviving Corporation will be the same as the Certificate of Incorporation of Merger Sub immediately before the Effective Time, except that it will provide that the name of the Surviving Corporation will be “CalAtlantic Group, Inc.” That Certificate of Incorporation, separate and apart from this Agreement, may be certified as the Certificate of Incorporation of the Surviving Corporation.

1.3 By-Laws. From the Effective Time until they are subsequently amended or repealed, the bylaws of Merger Sub immediately before the Effective Time will be the bylaws of the Surviving Corporation.

1.4 Directors. The directors of Merger Sub immediately before the Effective Time will be the directors of the Surviving Corporation after the Effective Time and will hold office in accordance with the bylaws of the Surviving Corporation.

1.5 Officers. The officers of Merger Sub immediately before the Effective Time will be the officers of the Surviving Corporation after the Effective Time and will hold office until they resign or are removed or replaced by the Board of Directors of the Surviving Corporation.

1.6 Stock of the Company.

(a) Subject to Sections 1.6(c), 1.14 and 1.15, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company, Parent or Merger Sub, each share of common stock of the Company (“Company Common Stock”), par value $0.01 per share, which is outstanding immediately before the Effective Time will be converted into and become the right to receive either (i) 0.885 duly authorized and issued and fully paid and non-assessable shares (the “Merger Consideration”) of Class A common stock of Parent (“Parent Class A Stock”), par value $0.10 per share (the number of shares of Parent Class A Stock to be issued with regard to a share of Company Common Stock being the “Exchange Ratio”) or (ii) the Cash Payment Amount pursuant to Section 1.15.

(b) Each share of Company Common Stock held in the treasury of the Company or held by any direct or indirect wholly-owned subsidiary of the Company, and each share of Company Common Stock held by Parent or Merger Sub, immediately before the Effective Time (collectively, “Excluded Shares”) will, at the Effective Time, be cancelled and cease to exist and no Merger Consideration will be issued with respect to any of those shares.

(c) No fractional shares of Parent Class A Stock will be issued as a result of the Merger. Any holder of Company Common Stock who, but for this Section 1.6(c), would be entitled to receive a fraction of a share of Parent Class A Stock will receive, instead of that fraction of a share, cash equal to the Closing Date Market Value of a share of Parent Class A Stock times that fraction (which fraction shall be rounded to the nearest thousandth when expressed in decimal form). The “Closing Date Market Value” of a share of Parent Class A stock will be the last sale price reported on the New York Stock Exchange (“NYSE”) on the last NYSE trading day before the Closing Date.

1.7 Shares of Merger Sub. At the Effective Time, all the common stock, par value $0.10 per share, of Merger Sub (“Merger Sub Stock”) which is outstanding immediately before the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Stock”). At the Effective Time, any certificate or other document which evidenced shares of Merger Sub Stock will automatically become and be a certificate or other document evidencing the same number of shares of Surviving Corporation Stock.

1.8 Preferred Share Purchase Rights. At the Effective Time, all the Preferred Share Purchase Rights (“Preferred Share Rights”) that have been issued under the Amended and Restated Rights Agreement, dated as of December 20, 2011, between the Company and Mellon Investor Services LLC, as Rights Agent, as amended (including to substitute Computershare Inc., as successor Rights Agent) (the “Rights Agreement”), will be cancelled and will cease to exist, and no additional Merger Consideration or any other consideration will be issued or paid with regard to the Preferred Share Rights.

1.9 Company Convertible Debt. At the Effective Time, all outstanding debt of the Company which, by its terms, is convertible into Company Common Stock will remain outstanding and unaffected by the Merger, except that the holder of such debt will receive, on conversion of the convertible debt held by it, the number of shares of Parent Class A Stock equal to (a) the number of shares of Company Common Stock the holder would have received if the Merger had not taken place multiplied by (b) the Exchange Ratio; unless the indenture relating to a particular issue of convertible debt provides otherwise, in which case the holder of convertible debt of that issue will receive what is provided in the indenture.

1.10 Warrants. At the Effective Time, each warrant issued by the Company which is outstanding at that time, will remain outstanding, and will be exercisable and will expire in accordance with its terms, except that when it is exercised with respect to a specified number of shares of Company Common Stock, the holder will receive, instead of that number of shares of Company Common Stock, the Merger Consideration for that number of shares of Company Common Stock and the exercise price per share thereof will be correspondingly adjusted.

1.11 Options. At the Effective Time, each option (each, a “Company Option”) to purchase shares of Company Common Stock that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be automatically converted into an option to acquire shares of Parent Class A Stock (a “Parent Merger Option”), on the same terms and conditions (including any vesting or forfeiture provisions or repurchase rights, but taking into account any acceleration thereof pursuant to the existing terms of the relevant equity plans of the Company or applicable award agreement by reason of the transactions contemplated hereby) as were applicable under such Company Option as of immediately prior to the Effective Time, subject to adjustment as provided in this Section 1.11. The number of shares of Parent Class A Stock subject to the Parent Merger Option into which a Company Option is converted shall be equal to (i) the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Class A Stock, and such Parent Merger Option shall have an exercise price per full share of Parent Class A Stock equal to (A) the exercise price of the Company Option per share of Company Common Stock divided by (B) the Exchange Ratio, rounded up, if necessary, to the nearest whole cent; provided, that (1) in the case of any Company Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Class A Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; and (2) the exercise price, the number of shares of Parent Class A Stock subject to, and the terms and conditions of exercise of each Parent Merger Option shall also be determined in a manner consistent with the requirements of Section 409A of the Code. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance sufficient shares of Parent Class A Stock for delivery upon exercise of Parent Merger Options. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of Parent Class A Stock subject to such options and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

1.12 Restricted Stock Units and Performance Share Units. At the Effective Time, each time-based or performance-based restricted stock unit award granted under the equity plans of the Company (each, a “Company RSU”) representing the right to receive shares of Company Common Stock that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be converted into a right to receive shares of Parent Class A Stock (a “Parent Merger RSU”), on the same terms and conditions (including any vesting or forfeiture provisions or repurchase rights, but taking into account any acceleration or other deemed satisfaction thereof pursuant to the existing terms of the relevant equity plans of the Company or applicable award agreement by reason of the transactions contemplated hereby) as were applicable under such Company RSU as of immediately prior to the Effective Time. The number of shares of Parent Class A Stock subject to the Parent Merger RSU into which a Company RSU is converted shall be equal to (i) the number of shares of Company Common Stock subject to the Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Class A Stock. At the Effective Time all performance-based vesting criteria to which any outstanding Company RSUs are subject for which the performance period has not yet been completed as of the Effective Time shall be deemed achieved at the target performance level. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance sufficient shares of Parent Class A Stock for delivery upon the vesting and settlement of Parent Merger RSUs. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of Parent Class A Stock subject to such restricted stock units and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such restricted stock units remain outstanding.

1.13 Stock Appreciation Rights. At the Effective Time, each stock appreciation right of the Company (each, a “Company SAR”) based on shares of Company Common Stock that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right based on the shares of Company Common Stock and shall be automatically converted into a right based on the shares of Parent Class A Stock (a “Parent Merger SAR”), on the same terms and conditions (including any vesting or forfeiture provisions or repurchase rights, but taking into account any acceleration thereof pursuant to the existing terms of the relevant equity plans of the Company or applicable award agreement by reason of the transactions contemplated hereby) as were applicable under such Company SAR as of immediately prior to the Effective Time, subject to adjustment as provided in this Section 1.13. The number of shares of Parent Class A Stock to which the Parent Merger SAR into which a Company SAR is converted relates shall be equal to (i) the number of shares of Company Common Stock to which the Company SAR related immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Class A Stock, and such Parent Merger SAR shall have an exercise price per full share of Parent Class A Stock equal to (A) the exercise price per share of Company Common Stock of the Company SAR divided by (B) the Exchange Ratio, rounded up, if necessary, to the nearest whole cent; provided, that the exercise price, the number of shares of Parent Class A Stock to which the Parent Merger SAR relates, and the terms and conditions of exercise of the Parent Merger SAR shall also be determined in a manner consistent with the requirements of Section 409A of the Code. If the holders of Parent Merger SARs are entitled to receive shares of Parent Class A Stock on exercise of the Parent Merger SARs, at or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance sufficient shares of Parent Class A Stock for delivery upon exercise of Parent Merger SARs, and as soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of Parent Class A Stock that may be issuable on exercise of Parent Merger SARs and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such stock appreciation rights remain outstanding.

1.14 Adjustments.

(a) If between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or any or all classes of Parent Stock are changed into a different number of shares or a different type of securities by reason of a reclassification, recapitalization, split, combination, exchange of shares, conversion or similar event, or any dividend payable in stock or other securities is declared with regard to the Company Common Stock or the Parent Stock with a record date between the date of this Agreement and the Effective Time, the Exchange Ratio will be adjusted so that the Merger will have the same economic effect on the holders of Company Common Stock as that contemplated by this Agreement if there had been no such reclassification, recapitalization, split, combination, exchange, conversion, similar event or dividend, and as so adjusted will, from and after the date of such event, be the Exchange Ratio, subject to further adjustment in accordance with this Section 1.14(a). For the avoidance of doubt, the Parent Class B Dividend completed in accordance with Section 1.14(b) shall be governed by such section and shall not result in an adjustment to the Exchange Ratio pursuant to this Section 1.14(a).

(b) Without limiting the generality of what is said in Section 1.14(a), if Parent issues shares of its Class B common stock (“Parent Class B Stock” and, together with the Parent Class A Stock, the “Parent Stock”), par value $0.10 per share, as a dividend with regard to the Parent Stock, that is payable to holders of record thereof on a date between the date of this Agreement and the Effective Time (the “Parent Class B Dividend”), (i) the Merger Consideration will include, in addition to the Parent Class A Stock described in Section 1.6, the number of shares of Parent Class B Stock that would have been issued as a dividend on the Parent Class A Stock included in the Merger Consideration if that Parent Class A Stock had been outstanding on the record date for the dividend, (ii) each reference in this Article 1 to Parent Class A Stock will be deemed to include the shares of Parent Class B Stock that are issuable as part of the Merger Consideration with regard to that Parent Class A Stock, and (iii) each reference in this Article 1 to the Exchange Ratio will be deemed to include the shares of Parent Class B Stock that are issuable as part of the Merger Consideration with regard to that Parent Class A Stock (except where such deemed substitution would not be practical, such as in adjustments to the exercise price of Company Options, and in such case, with equitable and proportionate adjustments in such exercise price or other adjustment, taking into account the Parent Class B Dividend).

1.15 Cash Election.

(a) Each person who is a record holder of Company Common Stock (other than Excluded Shares) during the period beginning on the day the Registration Statement becomes effective, and ending on the fifth business day, before the day on which the Company Stockholder Meeting is scheduled to be held (the “Election Period”) (provided, that if the Company Stockholder Meeting is postponed or adjourned such that there is a new record date for the postponed or adjourned Company Stockholder Meeting, the Election Period shall end on the fifth business day before the day on which such postponed or adjourned Company Stockholder Meeting is scheduled to be held), will have the option to elect (a “Cash Election”) to receive with regard to any or all of the shares of Company

Common Stock held of record by that person, in lieu of the Merger Consideration described in Section 1.6(a), $48.26 in cash, without interest, per share of Company Common Stock (the “Cash Payment Amount”), subject to possible proration as provided in Section 1.15(c). The option to make a Cash Election will expire at 11:59 p.m. Eastern Time on the fifth business day before the day on which the Company Stockholder Meeting is scheduled to be held (the “Election Deadline”), whether or not the Company Stockholder Meeting is actually held on that day.

(b) At least 20 business days before the Election Deadline, Parent will cause the Distribution Agent to transmit to each holder of record of Company Common Stock at the close of business on the day for determining the holders of record of Company Common Stock who are entitled to vote at the Company Stockholders Meeting (or to each holder of record of Company Common Stock at the close of business on another day that is not more than 60 days before the day on which the Company Stockholders Meeting is scheduled to be held) a notice of the Cash Election (which may be the Registration Statement) and a form of election with respect to the Cash Election (the “Cash Election Form”), in each case which is reasonably acceptable to the Company, which will enable a record holder to specify the number of shares of Company Common Stock, if any, as to which the record holder elects to exercise the Cash Election. Parent will use commercially reasonable efforts to cause the Distribution Agent to make the notice of the Cash Election and the Cash Election Form available to all persons who become record holders of shares of Company Common Stock during the period between the record date for the Company Stockholders Meeting and the Election Deadline. In order to properly exercise the Cash Election, a record holder of Company Common Stock must return to the Distribution Agent, and the Distribution Agent must have received by the Election Deadline, a completed and signed Cash Election Form, together with the Certificate evidencing the shares of Company Common Stock as to which the Cash Election is being exercised or an Agent’s Notice stating that such shares of Company Common Stock have been transferred by book entry transfer to an account established by the Distribution Agent for the purpose of receiving Company Common Stock. A holder of shares of Company Common Stock who submits a Cash Election Form will have the right to change or withdraw such holder’s Cash Election at any time before the Election Deadline, but not after the Election Deadline, in accordance with procedures set forth in the Cash Election Form. After a Cash Election is validly made and not withdrawn with respect to any shares of Company Common Stock, the holder thereof may not revoke such Cash Election after the Cash Election Deadline. Notwithstanding anything in this Agreement to the contrary, all Cash Elections shall automatically be deemed revoked upon termination of this Agreement in accordance with Article 6. Holders of shares of Company Common Stock will receive the Merger Consideration described in Section 1.6(a) with regard to all the shares of Company Common Stock as to which such holders do not validly make, or withdraw, a Cash Election, or to the extent provided in Section 1.15(c).The Distribution Agent shall have reasonable discretion to determine if any Cash Election is not properly made or withdrawn with respect to any share of Company Common Stock (none of the Company, Parent, Merger Sub or the Distribution Agent being under any duty to notify any holder of shares of Company Common Stock of any such defect). In the event the Distribution Agent makes such a determination, such Cash Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Cash Election shall be entitled to receive the Merger Consideration, unless a valid Cash Election Form is thereafter timely delivered and received with respect to such shares of Company Common Stock.

(c) The aggregate amount the Surviving Corporation will pay as a result of Cash Elections will be limited to $1,162,250,000 (the “Maximum Cash Amount”). If the total amount the Surviving Corporation would be required to pay if it paid the Cash Payment Amount with regard to all the shares of Company Common Stock as to which valid Cash Elections are made and not withdrawn would exceed the Maximum Cash Amount, each holder of Company Common Stock who makes a valid Cash Election that is not withdrawn will receive (i) the Cash Payment Amount with regard to the number of shares of Company Common Stock equal to the number of shares as to which the Cash Election was made by such holder, multiplied by a fraction, of which (x) the numerator is the Maximum Cash Amount, and (y) the denominator is (A) the Cash Payment Amount, multiplied by (B) the total number of shares of Company Common Stock as to which valid Cash Elections are made and not withdrawn, and (ii) the Merger Consideration with regard to the remaining shares of Company Common Stock as to which such holder of Company Common Stock made a Cash Election. Parent and the Company, in their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with this Agreement and the DGCL, with respect to the manner and extent to which Cash Elections are to be taken into account in making the determinations pursuant to this Section 1.15(c).

(d) Not more than two business days after the day on which the Effective Time occurs, Parent will deliver to the Distribution Agent cash in the amount equal to the Maximum Cash Amount (or such lesser amount as is necessary to enable the Distribution Agent to distribute the Cash Payment Amount with regard to all the shares of Company Common Stock as to which the Cash Election is validly exercised and not withdrawn). Promptly after the Distribution Agent receives cash as provided in this Section 1.15(d), the Distribution Agent will distribute the cash to the holders of shares Company Common Stock who are entitled to receive it hereunder.

(e) The provisions of the first sentence of Section 1.16(b) and Sections 1.16(d) through (h) will apply to cash and Merger Consideration to which holders of Company Common Stock become entitled under this Section 1.15.

1.16 Delivery of Merger Consideration.

(a) Prior to the Effective Time, Merger Sub will designate a bank or trust company, with the Company’s prior approval (not to be unreasonably withheld, conditioned or delayed), to act as Distribution Agent in connection with the Merger (the “Distribution Agent”). At, or immediately before, the Effective Time, Parent will (i) provide to the Distribution Agent, or instruct the transfer agent for the Parent Class A Stock to deliver to the Distribution Agent upon request, the number of shares of Parent Class A Stock required to be distributed to the holders of Company Common Stock, and (ii) cash in an amount reasonably estimated to be sufficient to enable the Distribution Agent to make all required payments of cash in lieu of fractional shares (and additional cash at later dates to the extent it is required for payments in lieu of fractional shares), in each case in trust for the benefit of the holders of Company Common Stock. Until the Distribution Agent uses funds provided to it to pay cash in lieu of fractional shares, the funds will be invested by the Distribution Agent, as directed by the Surviving Corporation, in short-term obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit or banker’s acceptances issued by commercial banks, each of which has capital, surplus and undivided profits aggregating more than $500 million (based on the most recent financial statements of the banks which are then publicly available). No such investment (or losses thereon) shall affect the amount of the cash in lieu of fractional shares of Parent Class A Stock, or cash pursuant to Section 1.15, payable by Parent to the holders of Company Common Stock pursuant to this Agreement. If, after Parent has delivered shares of Parent Class A Stock to the Distribution Agent, it is reasonably determined that holders of Company Common Stock will be entitled to fewer shares of Parent Class A Stock, less cash in lieu of fractional shares or less cash pursuant to Section 1.15, than the number of shares or amount of cash the Distribution Agent is holding, the Distribution Agent will promptly return the excess shares or cash to Parent. In the event that the number of shares of Parent Class A stock delivered to the Distribution Agent will not be sufficient to pay the Merger Consideration and any dividends and distributions payable under Section 1.16(b), or that the amount of cash distributed to the Distribution Agent and held by the Distribution Agent will not be sufficient to pay for fractional shares of Parent Class A Stock or will not be sufficient to pay for all validly made and not withdrawn Cash Elections (in any case whether because of losses on the funds invested by the Distribution Agent pursuant to this Section 1.16(a) or otherwise), Parent shall deliver (or cause to be delivered) additional shares of Parent Class A Stock and/or additional funds to the Distribution Agent in an amount equal to the deficiency.

(b) The Distribution Agent will be deemed to be the agent for the holders of the Company Common Stock for the purpose of receiving the Merger Consideration, and delivery of shares of Parent Class A Stock to the Distribution Agent will be deemed to be delivery to the holders of the Company Common Stock (except that delivery to the Distribution Agent before the Effective Time will be deemed to be delivery to the holders of the Company Common Stock at the Effective Time). Until they are distributed, the shares of Parent Class A Stock held by the Distribution Agent will be deemed to be outstanding from and after the Effective Time (except that excess shares returned to Parent as provided in Section 1.16(a) will be deemed never to have been outstanding), but the Distribution Agent will not vote those shares or exercise any rights of a stockholder with regard to them. If any dividends or distributions are paid with regard to shares of Parent Class A Stock while they are held by the Distribution Agent, the Distribution Agent will hold the dividends or distributions, uninvested, until shares of Parent Class A Stock are distributed to particular former holders of Company Common Stock, at which time the Distribution Agent will distribute the dividends or distributions that have been paid with regard to those shares of Parent Class A Stock to the former holders of Company Common Stock who are entitled to receive the shares.

(c) Promptly after the Effective Time (but in no event later than two business days after the date on which the Effective Time occurs), the Surviving Corporation will cause the Distribution Agent to mail to each person who was a record holder of Company

Common Stock at the Effective Time, a form of letter of transmittal for use in effecting the surrender of stock certificates representing Company Common Stock (“Certificates”) in order to receive the Merger Consideration, such letter of transmittal to be in customary form and to have such other provisions as Parent and the Company may reasonably agree. When the Distribution Agent receives either (i) a Certificate, together with a properly completed and executed letter of transmittal and any other documents required thereunder, or (ii) an Agent’s Notice from The Depositary Trust Company (an “Agent’s Notice”) stating that shares of Company Common Stock have been transferred by book entry transfer into an account established by the Distribution Agent for the purpose of receiving Company Common Stock, the Distribution Agent will promptly arrange for the delivery of the applicable Merger Consideration (or a cash payment if required under Section 1.15) to the holder of the shares formerly represented by the Certificate or transferred by book entry to the Distribution Agent’s account or as otherwise directed in the letter of transmittal or the Agent’s Notice.

(d) No interest will be paid or accrued on the Merger Consideration issuable upon the surrender of Certificates or book entry transfer of shares. If Merger Consideration is to be distributed to a person other than the person in whose name a surrendered Certificate is registered, the surrendered Certificate must be properly endorsed or otherwise be in proper form for transfer, and the person who surrenders the Certificate must provide funds for payment of any transfer or other taxes required by reason of the issuance of Merger Consideration to a person other than the registered holder of the surrendered Certificate or establish to the satisfaction of the Surviving Corporation that the tax has been paid. After the Effective Time, a Certificate which has not been surrendered will no longer represent, and uncertificated shares reflected on the records of the Company’s transfer agent will no longer constitute, stock of the Company, and instead will represent or constitute only the right to receive the Merger Consideration with regard to what had been shares of Company Common Stock (and any dividends paid to holders of record after the Effective Time with regard to the Parent Class A Stock that constitutes the Merger Consideration).

(e) If the Distribution Agent believes, or Parent notifies the Distribution Agent that it believes, that the Distribution Agent is required to withhold any portion of the Merger Consideration (or any cash amount) payable to any person under the Code, or any provision of any state, local or foreign tax law, the Distribution Agent will withhold Merger Consideration with a Closing Date Market Value equal to the sum the Distribution Agent is required (or that the Distribution Agent or Parent believes the Distribution Agent is required) to withhold and Parent will provide the Distribution Agent, in exchange for the withheld Merger Consideration, cash with which to pay the required withholding taxes to the applicable Taxing authorities. Any Merger Consideration that constitutes a compensatory payment to the recipient may, at the direction of the Distribution Agent, be processed through the Surviving Corporation’s payroll system. Any Merger Consideration that is withheld as permitted by this Section 1.16(e) will be deemed to have been distributed to the person from whom it is withheld.

(f) If a Certificate has been lost, stolen or destroyed, the Surviving Corporation will accept, and will instruct the Distribution Agent to accept, an affidavit and indemnification reasonably satisfactory to it instead of the Certificate.

(g) At any time which is more than six months after the Effective Time, Parent may require the Distribution Agent to return to Parent any funds and any shares of Parent Class A Stock which have been provided to the Distribution Agent but have not been disbursed to former holders of Company Common Stock (including, without limitation, dividends received by the Distribution Agent in respect of those shares of Parent Class A Stock), and after the funds and shares have been returned to Parent, former stockholders of the Company must look to Parent for issuance of the Merger Consideration upon surrender of the Certificates that formerly represented, or book entry transfer of, shares of Company Common Stock.

(h) Neither the Surviving Corporation nor the Distribution Agent will be liable to any former stockholder of the Company for any Merger Consideration or cash payment amount which is delivered to a public official pursuant to any abandoned property, escheat or similar law.

(i) After the Effective Time, the Surviving Corporation will not record any transfers of shares of Company Common Stock on the stock transfer books of the Company or the Surviving Corporation, and the stock ledger of the Company will be closed. If, after the Effective Time, Certificates or uncertificated shares are presented for transfer, they will be cancelled and treated as having been surrendered for the Merger Consideration (which will be paid upon receipt of a properly completed letter of transmittal or an Agent’s Notice and any other documents required thereby).

1.17 Governance Matters1.18 . Unless otherwise agreed by the Company and Parent prior to the Effective Time, Scott D. Stowell will be elected to the Parent Board as of immediately following the Effective Time; provided, however, that if Scott D. Stowell is unable or unwilling to serve as a director on the Parent Board immediately following the Effective Time, the Company Board may select another individual to serve on the Parent’s Board as of immediately following the Effective Time, such person to be reasonably acceptable to the Nominating and Corporate Governance Committee of Parent’s Board.

ARTICLE 2

CLOSING DATE AND EFFECTIVE TIME OF MERGER

2.1 Closing. The closing of the Merger (the “Closing”) will take place at 9:00 a.m., Eastern time, on the day (the “Closing Date”) that is the first business day after the later of (a) the day on which the later of the stockholder approvals described in Sections 5.1 and 5.2 is obtained, or (b) the earliest day on which all the conditions in Sections 5.1 and 5.2, other than conditions which are expected to be fulfilled on the Closing Date, have been fulfilled or waived (to the extent permitted by law, and subject to such fulfillment or waiver at the Closing). The Closing will take place by an electronic exchange of documents (unless either the Company or Parent requests a physical Closing, in which case the Closing will take place at the offices of Goodwin Procter, LLP, 620 Eighth Avenue, New York, NY or another place agreed to by the Company and Parent). The Closing Date and the time and place of the Closing (if there is a physical Closing) may be changed with the written consent of the Company and Parent.

2.2 Execution of Certificate of Merger. Not later than 3:00 p.m. Eastern time on the day before the expected Closing Date, Merger Sub and the Company will each execute a certificate of merger (the “Certificate of Merger”) substantially in the form of Exhibit 2.2 and deliver it to Goodwin Procter LLP for filing with the Secretary of State of Delaware. If all the conditions in Article 5 are fulfilled or waived (to the extent permitted by law) and all the documents required to be delivered at the Closing are delivered as contemplated by this Agreement, on the Closing Date Merger Sub will cause the Certificate of Merger to be filed with the Secretary of State of Delaware.

2.3 Effective Time of the Merger. The Merger will become effective at 11:59 p.m. Eastern time on the day on which the Certificate of Merger is filed with the Secretary of State of Delaware or at such other time as the Company and Parent shall agree in writing and shall specify in the Certificate of Merger (that being the “Effective Time”).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as disclosed or reflected in (a) documents filed by the Company with the Securities and Exchange Commission (the “SEC”) at least two business days before the date of this Agreement (other than disclosures regarding future risks made under the caption “Risk Factors” or disclosures constituting forward looking statements that were the subject of disclaimers) or (b) a section of the disclosure letter delivered by the Company to Parent in connection with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to the extent the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) The Company has all corporate power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement, subject to obtaining the Company Stockholder Approval. All corporate actions necessary to authorize the Company to enter into this Agreement and carry out the transactions contemplated by it, other than obtaining the Company Stockholder Approval and the filing of appropriate Merger documentation as required by the DGCL, have been taken. This Agreement has been duly executed by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.

(c) Without limiting what is said in Section 3.1(b), the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated by it are fair to and in the best interests of the Company and its stockholders, (ii) adopted this Agreement and approved the transactions contemplated by it, including the Merger, and declared that this Agreement and the Merger are advisable, and (iii) resolved to recommend that the Company’s stockholders vote all the shares of Company Common Stock they own, or as to which they for any other reason have voting power, in favor of adopting this Agreement and approving the Merger; provided, that such recommendation was made subject to the understanding that the Company Board may effect a Company Adverse Recommendation Change if one is permitted by Section 4.8 hereof. The determinations and recommendations of the Company Board described in the first sentence of this Section 3.1(c) were made after the Company Board received and considered an opinion of J.P. Morgan Securities LLC (“J.P. Morgan”), as financial adviser to the Company, to the effect that, as of the date of this Agreement and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to the Company’s stockholders.

(d) Assuming that the Company Stockholder Approval is obtained, if the consents described in Section 3.1(e) and in Section 3.1-D of the Company Disclosure Letter are obtained, neither the execution and delivery of this Agreement by the Company or of any document to be delivered by the Company in accordance with this Agreement nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, the Certificate of Incorporation or By-Laws of the Company, any agreement or instrument to which the Company or any subsidiary of the Company is a party or by which any of them is bound, any law, or any order, rule or regulation of any court or other governmental agency or any other regulatory or quasi-regulatory organization having jurisdiction over the Company or any of its subsidiaries, except violations, breaches or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect upon the Company. As used in this Agreement, the term “Material Adverse Effect” upon a company means a material adverse effect upon (i) the consolidated financial position, results of operations, assets, business or operations of the applicable company and its subsidiaries, taken as a whole or (ii) the ability of the applicable company to consummate the Merger and the other transactions contemplated by this Agreement without material delay or impairment; provided, however, that the following shall not constitute, either alone or in combination, a “Material Adverse Effect” or be taken into account when determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur: (A) changes in the economy or financial, credit or capital markets of the United States of America (the “United States”) in general, including changes in interest rates and availability and cost of borrowings or other costs of financing, (B) changes generally affecting the industry or industries in which that company or its subsidiaries conduct their businesses, (C) changes in applicable law, (D) changes in generally accepted accounting principles or interpretations of them, (E) changes in global or national political conditions (including the outbreak or escalation of war or acts of terrorism) or any natural disaster, (F) changes attributable to the execution, public disclosure or performance of this Agreement or the announcement, pendency or consummation of the transactions contemplated by it, including the institution of litigation relating to or arising from the transactions that are the subject of this Agreement, and the impact of the execution, disclosure or performance of this Agreement on relationships, contractual or otherwise, with suppliers, customers, employees, Governmental Authorities, business partners or similar relationships,

(G) the performance by the applicable company or any of its subsidiaries of its obligations under this Agreement, (H) any action taken with the written consent of the other party or that is required by the terms of this Agreement, (I) any failure to meet any internal or third party estimates, projections or forecasts of revenue, earnings or other financial performance (but not the facts or circumstances underlying or giving rise to such failure), (J) with respect to the Company, (x) any items set forth in the Company Disclosure Letter, or (y) any change, in and of itself, in the trading price or trading volume of Company Common Stock on the NYSE, or (K) with respect to Parent, (x) any items set forth in the Parent Disclosure Letter or (y) any change, in and of itself, in the trading price of either class of Parent Stock on the NYSE; except to the extent that the effect of a change described in one or more of clauses (A) through (E) materially disproportionately adversely affects the applicable company and its subsidiaries, taken as a whole, as compared to other companies engaged in similar businesses, and then only to the extent of such disproportionality.

(e) Except as set forth in Section 3.1-E of the Company Disclosure Letter, no governmental filings, authorizations, approvals, or consents, or other governmental action, other than (i) the termination or expiration of waiting periods under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if any, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing with the SEC of the Joint Proxy Statement and any reports relating to the Merger required to be filed under the Exchange Act and the rules under it or and any other applicable state or federal securities, takeover and “blue sky” laws, and (iv) such other filings, authorizations, approvals consents or other action, the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect upon the Company, are required to permit the Company to fulfill all its obligations under this Agreement.

(f) The Company and each of its subsidiaries is qualified to do business as a foreign corporation in each state in which it is required to be qualified, except states in which the failure to qualify, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect on the Company.

(g) The only authorized stock of the Company is 600,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. At the close of business on October 23, 2017 (the “Measurement Time”), the only outstanding stock of the Company was not more than 111,500,000 shares of Company Common Stock. All those shares have been duly authorized and issued and are fully paid and non-assessable. Except as shown on Section 3.1-G of the Company Disclosure Letter, at the date of this Agreement, the Company has not issued any options, warrants or convertible or exchangeable securities, or any stock units, which are outstanding, and is not a party to any other agreements, which require, or upon the passage of time, the payment of money or the occurrence of any other event may require, the Company to issue or sell any of its stock.

(h) Except as shown in Section 3.1-H of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to any agreement regarding the voting of shares of Company Common Stock or committing the Company to register shares of Company Common Stock under the Securities Act of 1933, as amended (the “Securities

Act”). No holder of Company Common Stock or other securities of the Company is entitled under the Company’s certificate of incorporation or By-Laws, or under any agreement to which the Company or any of its subsidiaries is a party, to preemptive rights with regard to Company Common Stock or any other securities issued by the Company.

(i) The Company and the Company Board have done all things necessary so that (i) neither the execution of this Agreement nor the Merger or any other transaction that is the subject of this Agreement will give any holder of Preferred Share Rights any right to exercise those Preferred Stock Rights or any other rights with regard to the Preferred Share Rights, and (ii) neither Parent nor Merger Sub will be a “15% Stockholder” for purposes of the Rights Agreement or the Preferred Share Rights.

(j) Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “Company 10-K”) which was filed with the Securities and Exchange Commission (“SEC”), and Section 3.1-J of the Company Disclosure Letter, together contain a complete list of all the corporations and other entities of which, at the date of this Agreement, the Company owns directly or indirectly more than 50% of the equity measured by value or power to vote in the election of directors or persons performing similar functions (each corporation or other entity of which a company owns directly or indirectly more than 50% of the equity being a “subsidiary” of that company), other than subsidiaries that, taken together, do not constitute a significant subsidiary as that term is defined in Rule 1-02(w) of SEC Regulation S-X (a “Significant Subsidiary”). Except as to subsidiaries that taken together do not constitute a Significant Subsidiary and are not otherwise material to the Company and its subsidiaries taken together, each subsidiary of the Company has been duly organized and is validly existing and, to the extent the concept is applicable, in good standing under the laws of the jurisdiction in which it was formed, all the shares of stock or other equity interests in each of those subsidiaries that are directly or indirectly owned by the Company have been duly authorized and validly issued and, with regard to stock of corporations or other equity interests in limited liability entities, are fully paid and non-assessable, none of those shares or other equity interests is subject to any preemptive rights, and neither the Company nor any of its subsidiaries has issued any options, warrants or convertible or exchangeable securities, or is a party to any other agreements, which require, or upon the passage of time, the payment of money or the occurrence of any other event may require, the Company or any subsidiary to issue or transfer any shares of or other equity interests in any subsidiary of the Company, and there are no registration covenants or transfer or voting restrictions with respect to any shares of or other equity interests in any of the Company’s subsidiaries.

(k) Except (i) as shown in Section 3.1-K of the Company Disclosure Letter, (ii) as described in the Company 10-Q, (iii) as required pursuant to any joint venture arrangements entered into after June 30, 2017, or (iv) as part of the normal conduct of business of the Company, at the date of this Agreement, neither the Company nor any subsidiary has any actual or contingent obligation to make, after the date of this Agreement, an equity investment in any entity (other than the Company’s wholly owned subsidiaries), whether by purchasing equity securities of the entity, making contributions to the capital of the entity, paying sums owed by the entity (as a guarantor of the entity’s obligations or otherwise) or in any other manner.

(l) Since January 1, 2014, the Company has filed with the SEC all forms, statements, reports and documents it has been required to file under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules under either of them.

(m) When the Company 10-K and the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2017 (the “Company 10-Q”) were filed with the SEC, each of them, including the documents incorporated by reference in each of them, contained in all material respects all the information required to be included in it and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading. Without limiting what is said in the preceding sentence, the financial statements included in the Company 10-K all were prepared, and the financial information included in the Company 10-Q was derived from financial statements which were prepared, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto and, except that interim financial information included in the Company 10-Q does not contain all the notes required with regard to financial statements prepared in accordance with GAAP and is subject to normal year-end adjustments) and present fairly in all material respects the consolidated financial condition and the consolidated results of operations of the Company and its subsidiaries at the dates, and for the periods, to which they relate.

(n) The Company maintains a system of internal accounting controls that meets the requirements of Section 13(b)(2)(B) of the Exchange Act and maintains “disclosure controls and procedures” and a system of “internal control over financial reporting” (each as defined in SEC Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that meets the requirements of SEC Rule 13a-15 and SEC Rule 15d-15, as applicable, under the Exchange Act. Since January 1, 2014, the Company has not reported any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting which have not been remedied.

(o) At the date of this Agreement, neither the Company nor any of its subsidiaries has any material liabilities, contingent or otherwise, that would be required to be reflected on, or disclosed in notes to, consolidated financial statements of the Company and its subsidiaries prepared in accordance with GAAP, other than (i) liabilities reflected on or reserved against in the balance sheet included in the Company 10-Q, (ii) liabilities under borrowing arrangements disclosed in the notes to the financial statements in the Company 10-K or to the financial information in the Company 10-Q, (iii) contingent obligations disclosed in the management’s discussion and analysis of financial condition and results of operations included in the Company 10-K or the Company 10-Q, and (iv) payables and other liabilities arising in the ordinary course of business of the Company and its subsidiaries or their respective businesses since June 30, 2017.

(p) Since June 30, 2017 through the date of this Agreement, except for entry into this Agreement and the transactions contemplated hereby, (i) the Company and its subsidiaries have conducted their businesses, in all material respects, in the ordinary course consistent with past practice, and (ii) nothing has occurred or condition exists that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

(q) Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the homes sold by the Company and its subsidiaries have at all times complied in all material respects with all applicable building codes or similar codes then in effect, (ii) there are no pending vendor recalls of which the Company has been notified or otherwise is aware of products incorporated in homes built by the Company or its subsidiaries, and (iii) neither the Company nor any of its subsidiaries is the subject of any recalls or recall notices from any product safety commissions regarding products incorporated in homes built by the Company or its subsidiaries.

(r) The assets of the Company and its subsidiaries are sufficient in all material respects at the date of this Agreement to enable the Company and its subsidiaries to carry out their businesses as they are being conducted at the date of this Agreement.

(s) The Company and each of its subsidiaries has at all times since January 1, 2014 complied, and currently is complying, with all applicable laws, except for such failures to comply that individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect on the Company.

(t) The Company and its subsidiaries have all governmental and non-governmental licenses and permits which are required at the date of this Agreement to enable them to conduct their businesses as they currently are being conducted, except such licenses or permits the lack of which, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect on the Company.

(u) Neither the Company nor any of its subsidiaries is a party to (i) any legal proceeding that the Company would be required to disclose under Item 103 of SEC Regulation S-K in a filing by it at the date of this Agreement to which that Item applied, other than legal proceedings disclosed in the Company 10-K, the Company 10-Q or a Current Report on Form 8-K (“Form 8-K”) filed with the SEC since June 30, 2017 through the date hereof, or (ii) any legal proceeding pending at the date of this Agreement which seeks to prevent or delay the Company from completing the transactions contemplated by this Agreement, nor, to the knowledge of the Company, has any such legal proceeding or governmental proceeding been threatened in writing.

(v) With regard to Taxes:

(i) The Company and each of its subsidiaries has filed when due (taking account of extensions) all income, withholding and other Tax Returns which it has been required to file (other than Tax Returns relating to Tax liabilities that are not, in aggregate, material to the Company and its subsidiaries taken as a whole) and has paid all Taxes shown on those returns to be due. Those Tax Returns are correct and complete in all material respects and accurately reflect in all material respects all Taxes required to have been paid, except to the extent of items which may be disputed by applicable taxing authorities but for which there is substantial authority to support the position taken by the Company or the subsidiary and which have been adequately reserved against in accordance with GAAP on the balance sheet at June 30, 2017, included in the Company 10-Q.

(ii) The Company and its subsidiaries have paid over to the proper taxing authorities all sums they have been required to withhold and pay over.

(iii) Neither the Company nor any of its subsidiaries has within the five years preceding the date of this Agreement been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(iv) No jurisdiction in which the Company or any of its subsidiaries does not file Tax returns has asserted that the Company or a subsidiary that does not file Tax returns in that jurisdiction may be liable for income or franchise Tax in that jurisdiction.

(v) The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(vi) Except as shown in Section 3.1-V of the Company Disclosure Letter, (i) no extension of time given by the Company or any of its subsidiaries for completion of the audit of any of its Tax Returns is in effect, (ii) no tax lien has been filed by any taxing authority against the Company or any of its subsidiaries or any of their assets, (iii) no Federal, state or local audits or other administrative proceedings or court proceedings in any jurisdiction with regard to Taxes are presently pending or have been threatened in writing by any Taxing authority with regard to the Company or any of its subsidiaries, (iv) neither the Company nor any subsidiary is a party to any agreement providing for the allocation or sharing of Taxes, (v) neither the Company nor any subsidiary has participated in or cooperated with an international boycott as that term is used in Section 999 of the Code, (vi) neither the Company nor any subsidiary is liable as a transferee, a successor or otherwise for any Tax incurred by any other person (other than liabilities of members of the affiliated group of which the Company is or was the common parent for taxes resulting from activities of other members of that affiliated group), (vii) neither the Company nor any subsidiary has any liability for Taxes of any person other than the Company under Treasury Regulation Section 1.1502-6 (or any similar provision of United States state or local or non-United States law), (viii) the Company is not required to include in income any deferred items, including without limitation any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method, and the Internal Revenue Service is not seeking to cause the Company to make a change in accounting method, (ix) neither the Company nor any subsidiary has participated in a “listed transaction” within the meaning of

Treasury Regulations Section 1.6011-4(b)(2), (x) neither the Company nor any of its subsidiaries has entered into a “closing agreement” as described in Section 7121 of the Code, and (xi) there is no material intercompany income or gain, or any excess loss account, which may in the future become taxable to the Company, whether on disposition of particular subsidiaries or otherwise. For the purposes of this Agreement, the term “Taxes” means all taxes (including, but not limited to, withholding taxes), assessments, fees, levies and other governmental charges, and any related interest or penalties. For the purposes of this Agreement, the term “Tax Return” means any report, return, declaration or other information supplied, or required to be supplied, to a taxing authority in connection with Taxes.

(w) Except as disclosed in the Company 10-K or the Company 10-Q, there has not been during the three year period ending on the date of this Agreement, and there will not be between the date of this Agreement and the Effective Time, any event or condition that, under Section 382 of the Code, could result in a limitation on the amount of the net operating loss carryforward of the Company that can be deducted in any year.

(x) Except as would not individually or in the aggregate be reasonably expected to have a Material Adverse Effect on the Company, the Company and its subsidiaries own all their assets free and clear of any liens or encumbrances, other than liens securing indebtedness reflected on the balance sheet included in the Company 10-Q or incurred in the ordinary course of business since June 30, 2017, other liens or encumbrances that do not interfere with the use by the Company and its subsidiaries of their respective assets for the purposes for which they were acquired or as the Company otherwise anticipates that they may be used, or Permitted Liens.

(y) Without limiting the representations and warranties in Section 3.1(x), except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect on the Company, as of the date hereof, (i) with regard to all real property described in the Company Form 10-K as being owned by the Company and its subsidiaries, or which has been acquired by the Company since December 31, 2016, which has not been sold in the ordinary course (which may include bulk sales as part of ongoing business activities) since December 31, 2016, the Company or a subsidiary has good and valid title to the real property, free and clear of any liens or encumbrances, other than liens securing indebtedness reflected on the balance sheet included in the Company 10-Q, liens incurred in the ordinary course of business since June 30, 2017, Permitted Liens or other liens or encumbrances that do not interfere with the use by the Company of the real property for the purposes for which it was acquired or as the Company otherwise anticipates it may be used, and (ii) with regard to options or agreements to purchase real property described in the Company Form 10-K or to which the Company or subsidiaries have become parties since December 31, 2016, except to the extent options have been exercised or the real property that is the subject of purchase agreements has been acquired since December 31, 2016, the options and purchase agreements all remain in effect and no other party to an option or purchase agreement has the right, because of anything the Company or a subsidiary has done or failed to do, to terminate it, or to change the terms on which the Company or its subsidiary has the right to purchase the real property to which it relates in a manner not specifically contemplated by the contract terms, and (iii) with regard to real property that is occupied by the Company under leases (including leased properties and buildings and leased space), (w) each lease is a valid and binding agreement, enforceable by the Company or a subsidiary in accordance with its terms, (x) each lease is in full force and effect, (y) the Company or its subsidiary that is a party to the lease has fulfilled in all material respects all its obligations under the lease, and (z) the lessor has not informed the Company or its subsidiary that is a party to the lease that the lessor believes the Company or its subsidiary is in default of any of its obligations under the lease or that the lessor intends to attempt to terminate the lease before its expiration date or to modify the lease in a manner not specifically contemplated by the lease terms. No real property owned or leased by the Company is the subject of any pending or, to the knowledge of the Company threatened, condemnation proceeding or other proceeding in which somebody is attempting to acquire possession of real property owned or leased by the Company or a subsidiary, other than suits in the ordinary course of business, or suits which otherwise in aggregate are not material to the Company and its subsidiaries taken as a whole.

(z) Except as set forth in Section 3.1-Z to the Company Disclosure Letter, or as would not, individually or in aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and its subsidiaries have all environmental permits which are necessary to enable them to conduct their businesses as they are being conducted on the date of this Agreement without violating any Environmental Laws, (ii) neither the Company nor any of its subsidiaries has received any notice of material noncompliance or material liability under any Environmental Law during the past three years, (iii) neither the Company nor any of its subsidiaries has performed any acts, including but not limited to releasing, storing or disposing of hazardous materials, there is no environmental condition on any property owned or leased by the Company or a subsidiary, and there was no environmental condition on any property formerly owned or leased by the Company or a subsidiary while the Company or a subsidiary owned or leased that property, that could result in present or future liability to the Company or a subsidiary under any Environmental Law or give rise to a present or future requirement under Environmental Law for the Company or a subsidiary to remediate any environmental condition on any property currently or formerly owned, leased or occupied by it, and (iv) neither the Company nor any of its subsidiaries is subject to any order of any court or governmental agency requiring the Company or any of its subsidiaries to take, or refrain from taking, any actions in order to comply with any Environmental Law and no proceeding seeking such an order is pending or, to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries. As used in this Agreement, (A) the term “Environmental Law” means any United States or other national, state or local law, regulation, ordinance, or other legally enforceable requirement of a Governmental Authority relating to protection of the environment or to protection of human health from environmental conditions, (B) the term “hazardous materials” means material, substance, mixture or waste that is defined, listed or regulated as “hazardous,” “toxic”, “radioactive,” a “pollutant” or a “contaminant” (or terms of similar intent or meaning) under Environmental Laws, including petroleum and petroleum by-products, asbestos or asbestos containing materials, or urea formaldehyde insulation, polychlorinated biphenyls, flammable or explosive substances, or pesticides, and (C) the term “environmental condition” means the release, disposal, discharge, injection, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal or migration, of any hazardous materials.

(aa) The Company and its subsidiaries own or have licenses entitling them to, or otherwise have all necessary rights to, use all trademarks, trade names, designs and other intellectual property that they use in their operations, other than intellectual property that they could discontinue using without there being a Material Adverse Effect on the Company, and neither the Company nor any of its subsidiaries has received a claim in writing from any person during the past three years or, to the Company’s knowledge, received any notice that it is infringing or violating any intellectual property rights of any other persons that could result in a material liability to the Company and its subsidiaries, taken as a whole or loss of the ability to use intellectual property rights of any other persons that are material to Parent and its subsidiaries.

(bb) With regard to each of the Company Material Contracts, except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect upon the Company, (w) the contract is a valid and binding agreement, is in full force and effect, and is enforceable by the Company subject to the Enforceability Exceptions, (y) the Company or its subsidiary that is a party to the contract has fulfilled in all material respects all its obligations under the contract required to be fulfilled as of the date of this Agreement, and (z) as of the date hereof, no other party to the contract has informed the Company or its subsidiary that is a party to the contract, in writing, that the other party believes the Company or such subsidiary is in default of any of its obligations under the contract or that the other party intends to attempt to terminate the contract before its expiration date or to modify the contract in a manner not specifically contemplated by the contract terms. For the purposes of this Agreement, the term “Company Material Contract” means with regard to the Company and its subsidiaries:

(i) A “material contract” as that term is used in Item 601(b)(10) of SEC Regulation S-K applied to the Company.

(ii) A contract that is material with regard to the results of operations or financial condition of the Company and its subsidiaries taken as a whole.

(iii) A non-competition or similar agreement that after the Effective Time would prevent in any material respect Parent or any of its subsidiaries, including the Surviving Corporation or its subsidiaries, from engaging in any business in any geographic area.

(iv) A non-solicitation or similar agreement after the Effective Time would restrict or prevent Parent or any of its subsidiaries, including the Surviving Corporation or its subsidiaries, from offering employment to any person.

(v) An agreement of a type not described in any of clauses (i) through (iv) the termination of which would reasonably be expected to have a Material Adverse Effect on the Company

(but excluding in each case real property agreements, which are addressed exclusively in Section 3.1(y)).

(cc) As of the date of this Agreement, no unions represent any employees of the Company or any of its subsidiaries. To the knowledge of the Company, no union is attempting to organize or otherwise become the bargaining representative for any employees of the Company or any of its subsidiaries. Section 3.1-CC of the Company Disclosure Letter is a complete list, as of the date hereof, of (i) all written employment agreements to which the Company or any of its subsidiaries is a party (other than employment agreements between the Company or any of its subsidiaries and executive officers or other employees that (y) provide for a base salary and other guaranteed compensation as to any employee of less than $200,000 per year, or (z) can be terminated by the Company or its subsidiaries within 90 days without payment of a termination fee or similar sum) and (ii) all material “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) maintained or sponsored by the Company or any of its subsidiaries for the benefit of any employees or former employees of the Company or any of its subsidiaries.

(dd) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (x) each employee benefit plan listed in Section 3.1-CC of the Company Disclosure Letter which is required to be registered with, or approved by, a governmental agency, has been so registered with or approved by that governmental agency, (y) each employee benefit plan listed in Section 3.1-CC of the Company Disclosure Letter has been maintained in all material respects in accordance with its terms and any applicable provisions of law (including, if applicable, ERISA and the Code), and (z) no plan listed in Section 3.1-CC of the Company Disclosure Letter is a “defined benefit plan” as to which there is an unfunded benefit liability.

(ee) Except as shown in Section 3.1-EE of the Company Disclosure Letter, there are no contracts, agreements or other arrangements which could result in the payment by the Company or by any subsidiary of an “Excess Parachute Payment,” as that term is used in Section 280G of the Code, as a result of the Merger, or payment by the Company or any of its subsidiaries (including the Surviving Corporation after the Effective Time) that will not be deductible because of Section 162(m) of the Code.

(ff) Neither the Company nor any of its subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940, as amended, or to be registered under the Investment Advisers Act of 1940, as amended.

(gg) Neither the Company nor any of its subsidiaries owns any shares of Parent Stock and, at the time immediately preceding the execution of this Agreement, neither the Company nor any of its “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL) was or had been within the prior three years, with respect to Parent, an “interested stockholder” of Parent, as such term is defined in Section 203 of the DGCL. Assuming the representation and warranty of Parent and Merger Sub in Section 3.2(ff) with respect to Section 203 of the DGCL is true and correct, no “business combination,” “control share acquisition,” “fair price” or other form of state antitakeover law, or any similar provision of the Company’s certificate of incorporation or bylaws or any similar provision of any agreement to which the Company is a party, applies to the execution of this Agreement, the Merger or any other transaction contemplated by this Agreement.

(hh) The operations of the Company and its subsidiaries are being conducted in compliance in all material respects with applicable financial recordkeeping, reporting and other requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, any applicable order or regulation issued by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and all other applicable anti-money laundering or anti-terrorist-financing statutes, rules or regulations of any jurisdictions, and no proceeding by or before any Governmental Authority alleging violations of anti-money laundering statutes or anti-terrorist financing statutes by the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened in writing.

(ii) To the knowledge of the Company, neither the Company nor any of its subsidiaries, nor any of their respective directors, officers, agents, employees or any other persons acting on behalf of the Company or any of its subsidiaries, has (i) violated the Foreign Corrupt Practices Act, as amended, or any similar foreign or state legal requirement, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated, or operated in a manner that does not comply with, any export restrictions, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations.

(jj) The Company and each of its subsidiaries is presently insured, and during each of the past three calendar years (or during such lesser period of time as the Company has owned a particular subsidiary) has been insured, for commercially reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in similar businesses would, in accordance with good business practice, customarily be insured.

(kk) On the day the Joint Proxy Statement is mailed to the Company’s stockholders, and on the day of the Company Stockholders Meeting, the Joint Proxy Statement will not contain a false or misleading statement with respect to any material fact or omit to state any material fact required to be stated in it or necessary in order to make the statements in it, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the Company Stockholders Meeting or the solicitation of proxies to be used at the Company Stockholders Meeting. However, the Company does not make any representations or warranties with respect to information supplied by Parent or Merger Sub, or supplied on their behalf or by any of their affiliates or representatives, for inclusion in the Joint Proxy Statement. None of the information supplied by the Company for inclusion in the Registration Statement or the Joint Proxy Statement, or incorporated in the Registration Statement or the Joint Proxy Statement by reference to a document filed by the Company with the SEC, will, at the time the Registration Statement becomes effective, at the time the Joint Proxy Statement is distributed to the holders of the Company Common Stock or Parent Stock, or at the time of either Stockholders Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the information supplied by the Company, or incorporated by reference to a document filed by the Company with the SEC, in light of the circumstances under which it was included in the incorporated document, not misleading.

3.2 Representations and Warranties of Parent and Merger Sub. Except as disclosed or reflected in (a) documents filed by the Company with the SEC at least two business days before the date of this Agreement (other than disclosures regarding future risks made under the caption “Risk Factors” or disclosures constituting forward looking statements that were the subject of disclaimers) or (b) a section of the disclosure letter delivered by Parent to the Company in connection with the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to the extent the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub each represents and warrants to the Company as follows:

(a) Parent and Merger Sub each is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Parent and Merger Sub each has all corporate power and authority necessary to enable it to enter into this Agreement and carry out the transactions contemplated by this Agreement, subject to obtaining the Parent Stockholder Approval. All corporate actions necessary to authorize Parent and Merger Sub to enter into this Agreement and carry out the transactions contemplated by it, other than obtaining the Parent Stockholder Approval and the filing of a Certificate of Amendment increasing the number of shares of Parent Class A Stock that Parent is authorized to issue and appropriate Merger documentation as required by the DGCL, have been taken. This Agreement has been duly executed by each of Parent and Merger Sub and is a valid and binding agreement of each of them, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

(c) Without limiting what is said in Section 3.2(b), the Board of Directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement and the transactions contemplated by it are fair to and in the best interests of Parent and its stockholders, (ii) adopted this Agreement and approved the transactions contemplated by it, including the Merger, and declared that this Agreement and the Merger are advisable, and (iii) resolved to recommend that Parent’s stockholders vote all the shares of Parent Class A or Class B common stock they own, or as to which they for any other reason have voting power, in favor of adopting this Agreement and approving the Parent Stockholder Matters; provided, that such recommendation was made subject to the understanding that the Parent Board may effect a Parent Adverse Recommendation Change if one is permitted by Section 4.9. The Board of Directors of Merger Sub has approved this Agreement and the transactions contemplated by it, including the Merger, and has declared this Agreement to be advisable, and Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and approved the transactions contemplated by it, including the Merger.

(d) Assuming the Parent Stockholder Approval is obtained, if the consents described in Section 3.2-D of the Parent Disclosure Letter are obtained, neither the execution and delivery of this Agreement by Parent and Merger Sub or of any document to be delivered by Parent and Merger Sub in accordance with this Agreement nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, the Certificate of Incorporation or By-Laws of Parent, any agreement or instrument to which Parent or any subsidiary of Parent is a party or by which any of them is bound, any law, or any order, rule or regulation of any court or other governmental agency or any other regulatory or quasi-regulatory organization having jurisdiction over Parent or any of its subsidiaries, except violations, breaches or defaults that, individually or in aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect upon Parent before or after the Merger.

(e) No governmental filings, authorizations, approvals or consents, or other governmental action, other than (i) the termination or expiration of waiting periods under the HSR Act, if any, (ii) the filing of a Certificate of Amendment relating to the Parent Certificate Amendment with the Secretary of State of the State of Delaware, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) the filing of the Registration Statement with the SEC and its becoming effective under the Securities Act, (v) the filing with the SEC of such reports and such other compliance as may be required under the Exchange Act and the rules under it and any other applicable state or federal securities, takeover and “blue sky” laws, and (vi) such other filings, authorizations, approvals, consents or other action, the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent, are required to permit Parent and Merger Sub to fulfill all their obligations under this Agreement.

(f) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has not, and on the Effective Time will not have, engaged in any activities or incurred, directly or indirectly, any obligations or liabilities, except the activities relating to or contemplated by this Agreement and obligations or liabilities incurred in connection with those activities and with the transactions contemplated by this Agreement. Merger Sub is directly and wholly owned by Parent. Parent has not issued any options, warrants or convertible or exchangeable securities which are outstanding, and is not a party to any other agreements, other than this Agreement, which require, or upon the passage of time, the payment of money or the occurrence of any other event may require, Merger Sub or Parent to issue or sell any equity interest in Merger Sub.

(g) Parent and each of its subsidiaries is qualified to do business as a foreign corporation in each state in which it is required to be qualified, except states in which the failure to qualify, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect upon Parent.

(h) At the date of this Agreement, the only authorized stock of Parent is 300,000,000 shares of Parent Class A Stock, 90,000,000 shares of Class B common stock, par value $0.10 per share, 100,000,000 shares of participating preferred stock, par value $0.10 per share, and 500,000 shares of preferred stock, par value $10.00 per share. At the Measurement

Time, the only outstanding stock of Parent is not more than 204,500,000 shares of Parent Class A Stock and not more than 31,350,000 shares of Class B common stock. All those shares, and all outstanding shares of capital stock of Merger Sub, have been duly authorized and issued and are fully paid and non-assessable. Except as shown on Section 3.2-H of the Parent Disclosure Letter, at the date of this Agreement, Parent has not issued any options, warrants or convertible or exchangeable securities, or any stock units, which are outstanding, and is not a party to any other agreements, which require, or upon the passage of time, the payment of money or the occurrence of any other event may require, Parent to issue or sell any of its stock.

(i) Neither Parent nor any of its subsidiaries is a party to any agreement regarding the voting of shares of Parent Stock or, except for this Merger Agreement, committing Parent to register shares of Parent Stock under the Securities Act. No holder of Parent Stock or other securities of Parent is entitled under Parent’s certificate of incorporation or bylaws, or under any agreement to which Parent or any of its subsidiaries is a party, to preemptive rights with regard to Parent Stock or any other securities issued by Parent.

(j) Parent is not party to a rights agreement, poison pill or similar agreement, plan or arrangement that could entitle any person to acquire stock of Parent or any subsidiary as a result of the execution of this Agreement, the Merger or the consummation of any other transaction that is contemplated by this Agreement.

(k) Exhibit 21.1 to Parent’s Annual Report on Form 10-K for the year ended November 30, 2016 (the “Parent 10-K”) which was filed with the SEC, and Section 3.2-K of the Parent Disclosure Letter, together contain a complete list of all the corporations and other entities which at the date of this Agreement are subsidiaries of Parent, other than subsidiaries that, taken together, do not constitute a Significant Subsidiary. Except as to subsidiaries that taken together do not constitute a Significant Subsidiary and are not otherwise material to Parent and its subsidiaries taken together, each subsidiary of Parent has been duly organized and is validly existing and, to the extent the concept is applicable, in good standing under the laws of the jurisdiction in which it was formed, all the shares of stock or other equity interests in each of those subsidiaries that are directly or indirectly owned by Parent have been duly authorized and validly issued and, with regard to stock of corporations or other equity interests in limited liability entities, are fully paid and non-assessable, none of those shares or other equity interests is subject to any preemptive rights, and neither Parent nor any of its subsidiaries has issued any options, warrants or convertible or exchangeable securities, or is a party to any other agreements, which require, or upon the passage of time, the payment of money or the occurrence of any other event may require, Parent or any subsidiary to issue or transfer any shares of or other equity interests in any subsidiary of Parent, and there are no registration covenants or transfer or voting restrictions with respect to any shares of or other equity interests in any of Parent’s subsidiaries.

(l) Except (i) as shown in Section 3.2-L of the Parent Disclosure Letter, (ii) as described in Parent’s Quarterly Report on Form 10-Q for the period ended August 31, 2017 (the “Parent 10-Q”), (iii) as required pursuant to any joint venture arrangements entered into after August 31, 2017, or (iv) as part of the normal conduct of business by subsidiaries of Parent, neither Parent nor any subsidiary has any actual or contingent obligation to make, after the date of this Agreement, an equity investment in any entity (other than Parent’s wholly owned subsidiaries), whether by purchasing equity securities of the entity, making contributions to the capital of the entity, paying sums owed by the entity (as a guarantor of the entity’s obligations or otherwise) or in any other manner.

(m) Since January 1, 2014, Parent has filed with the SEC all forms, statements, reports and documents it has been required to file under the Securities Act, the Exchange Act or the rules under either of them.

(n) When the Parent 10-K and the Parent 10-Q were filed with the SEC, each of them, including the documents incorporated by reference in each of them, contained in all material respects all the information required to be included in it and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading. Without limiting what is said in the preceding sentence, the financial statements included in Parent 10-K all were prepared, and the financial information included in Parent 10-Q was derived from financial statements which were prepared, in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and, except that interim financial information included in Parent 10-Q does not contain all the notes required with regard to financial statements prepared in accordance with GAAP and is subject to normal year-end adjustments) and present fairly in all material respects the consolidated financial condition and the consolidated results of operations of Parent and its subsidiaries at the dates, and for the periods, to which they relate.

(o) Parent maintains a system of internal accounting controls that meets the requirements of Section 13(b)(2)(B) of the Exchange Act and maintains “disclosure controls and procedures” and a system of “internal control over financial reporting” that meets the requirements of SEC Rule 13a-15 and SEC Rule 15d-15, as applicable, under the Exchange Act. Since January 1, 2014, Parent has not reported any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting which have not been remedied.

(p) Except as shown in Section 3.2-P of the Parent Disclosure Letter, at the date of this Agreement, neither Parent nor any of its subsidiaries has any material liabilities, contingent or otherwise, that would be required to be reflected on, or disclosed in notes to, consolidated financial statements of Parent and its subsidiaries prepared in accordance with GAAP, other than (i) liabilities reflected on or reserved against in the balance sheet included in Parent 10-Q, (ii) liabilities under borrowing arrangements disclosed in the notes to the financial statements in Parent 10-K or to the financial information in Parent 10-Q, (iii) contingent obligations disclosed in the management’s discussion and analysis of financial condition and results of operations included in Parent 10-K or Parent 10-Q, or (iv) payables and other liabilities arising in the ordinary course of business of Parent and its subsidiaries of their respective businesses since August 31, 2017.

(q) Since August 31, 2017, except for entry into this Agreement and the transactions contemplated hereby, through the date of this Agreement, (i) Parent and its subsidiaries have conducted their businesses, in all material respects, in the ordinary course consistent with past practice, and (ii) nothing has occurred or condition exists that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

(r) Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (i) the homes sold by Parent and its subsidiaries have at all times complied in all material respects with all applicable building codes or similar codes then in effect, (ii) there are no pending vendor recalls of which Parent has been notified or otherwise is aware of products incorporated in homes built by the Company or its subsidiaries, and (iii) neither Parent nor any of its subsidiaries is the subject of any recalls or recall notices from any product safety commissions regarding products incorporated in homes built by Parent or its subsidiaries.

(s) Parent and each of its subsidiaries has at all times since January 1, 2014 complied, and currently is complying, with all applicable laws, except for failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect on Parent.

(t) Parent and its subsidiaries have all governmental and non-governmental licenses and permits which are required at the date of this Agreement to enable them to conduct their businesses as they currently are being conducted, except such licenses or permits the lack of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(u) Neither Parent nor any of its subsidiaries is a party to (i) any legal proceeding that Parent would be required to disclose under Item 103 of SEC Regulation S-K in a filing by it at the date of this Agreement to which that Item applied, other than legal proceedings disclosed in the Parent 10-K, the Parent 10-Q or a Form 8-K filed with the SEC since August 31, 2017 through the date hereof, or (ii) any legal proceeding which seeks to prevent or delay Parent from completing the transactions contemplated by this Agreement, nor, to the knowledge of Parent, has any such legal proceeding or governmental proceeding been threatened in writing.

(v) With regard to Taxes:

(i) Parent and each of its subsidiaries has filed when due (taking account of extensions) all income, withholding and other Tax Returns which it has been required to file (other than Tax Returns relating to Tax liabilities that are not, in aggregate, material to Parent and its subsidiaries taken as a whole) and has paid all Taxes shown on those returns to be due. Those Tax Returns are correct and complete in all material respects and accurately reflect in all material respects all Taxes required to have been paid, except to the extent of items which may be disputed by applicable taxing authorities but for which there is substantial authority to support the position taken by Parent or the subsidiary and which have been adequately reserved against in accordance with GAAP on the balance sheet at August 31, 2017, included in Parent 10-Q.

(ii) Parent and its subsidiaries have paid over to the proper taxing authorities all sums they have been required to withhold and pay over.

(iii) Neither Parent nor any of its subsidiaries has within the five years preceding the date of this Agreement been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(iv) No jurisdiction in which Parent or any of its subsidiaries does not file Tax returns has asserted that Parent or a subsidiary that does not file Tax returns in that jurisdiction may be liable for income or franchise Tax in that jurisdiction.

(v) Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(vi) Except as shown in Section 3.2-V of the Parent Disclosure Letter, (i) no extension of time given by Parent or any of its subsidiaries for completion of the audit of any of its Tax Returns is in effect, (ii) no tax lien has been filed by any taxing authority against Parent or any of its subsidiaries or any of their assets, (iii) no Federal, state or local audits or other administrative proceedings or court proceedings in any jurisdiction with regard to Taxes are presently pending or have been threatened in writing by any Taxing authority with regard to Parent or any of its subsidiaries, (iv) neither Parent nor any subsidiary is a party to any agreement providing for the allocation or sharing of Taxes, (v) neither Parent nor any subsidiary has participated in or cooperated with an international boycott as that term is used in Section 999 of the Code, (vi) neither Parent nor any subsidiary is liable as a transferee, a successor or otherwise for any Tax incurred by any other person (other than liabilities of members of the affiliated group of which Parent is or was the common parent for taxes resulting from activities of other members of that affiliated group), (vii) neither Parent nor any subsidiary has any liability for Taxes of any person other than Parent under Treasury Regulation Section 1.1502-6 (or any similar provision of United States state or local or non-United States law), (viii) Parent is not required to include in income any deferred items, including without limitation any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method, and the Internal Revenue Service is not seeking to cause Parent to make a change in accounting method, (ix) neither Parent nor any subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), (x) neither Parent nor any of its subsidiaries has entered into a “closing agreement” as described in Section 7121 of the Code, and (xi) there is no material intercompany income or gain, or any excess loss account, which may in the future become taxable to Parent, whether on disposition of particular subsidiaries or otherwise.

(w) Except as disclosed in the Parent 10-K, there has not been during the three year period ending on the date of this Agreement, and there will not be between the date of this Agreement and the Effective Time, any event or condition that, under Section 382 of the Code, could result in a limitation on the amount of the net operating loss carryforward of Parent that can be deducted in any year.

(x) Except as would not individually or in the aggregate be reasonably expected to have a Material Adverse Effect on Parent, Parent and its subsidiaries own all their assets free and clear of any liens or encumbrances, other than liens securing indebtedness reflected on the balance sheet included in the Parent 10-Q or incurred in the ordinary course of business since August 31, 2017, other liens or encumbrances that do not interfere with the use by Parent and its subsidiaries of their respective assets for the purposes for which they were acquired or as Parent otherwise anticipates that they may be used, or Permitted Liens.

(y) Without limiting the representations and warranties in Section 3.2(x), except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent, as of the date hereof, (i) with regard to all real property described in Parent Form 10-K as being owned by Parent and its subsidiaries, or which has been acquired by Parent since November 30, 2016, which has not been sold in the ordinary course (which may include bulk sales as part of ongoing business activities) since November 30, 2016, Parent or a subsidiary has good and valid title to the real property, free and clear of any liens or encumbrances, other than liens securing indebtedness reflected on the balance sheet included in Parent 10-Q, liens incurred in the ordinary course of business since August 31, 2017, Permitted Liens or other liens or encumbrances that do not interfere with the use by Parent of the real property for the purposes for which it was acquired or as Parent otherwise anticipates it may be used, and (ii) with regard to options or agreements to purchase real property described in Parent Form 10-K or to which Parent or subsidiaries have become parties since November 30, 2016, except to the extent options have been exercised or the real property that is the subject of purchase agreements has been acquired since November 30, 2016, the options and purchase agreements all remain in effect and no other party to an option or purchase agreement has the right, because of anything Parent or a subsidiary has done or failed to do, to terminate it, or to change the terms on which Parent or its subsidiary has the right to purchase the real property to which it relates in a manner not specifically contemplated by the contract terms, and (iii) with regard to real property that is occupied by Parent under leases (including leased properties and buildings and leased space), (w) each lease is a valid and binding agreement, enforceable by Parent or a subsidiary in accordance with its terms, (x) each lease is in full force and effect, (y) Parent or its subsidiary that is a party to the lease has fulfilled in all material respects all its obligations under the lease, and (z) the lessor has not informed Parent or its subsidiary that is a party to the lease that the lessor believes Parent or its subsidiary is in default of any of its obligations under the lease or that the lessor intends to attempt to terminate the lease before its expiration date or to modify the lease in a manner not specifically contemplated by the lease terms. No real property owned or leased by Parent is the subject of any pending or, to the knowledge of Parent, threatened, condemnation proceeding or other proceeding in which somebody is attempting to acquire possession of real property owned or leased by Parent or a subsidiary, other than suits in the ordinary course of business, which in aggregate are not material to Parent and its subsidiaries.

(z) Except as set forth in Section 3.2-Z of the Parent Disclosure Letter, or as would not, individually or in aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) Parent and its subsidiaries have all environmental permits which are necessary to enable them to conduct their businesses as they are being conducted on the date of this Agreement without violating any Environmental Laws, (ii) neither Parent nor any of its subsidiaries has received any notice of material noncompliance or material liability under any Environmental Law during the past three years, (iii) neither Parent nor any of its subsidiaries has performed any acts, including but not limited to releasing, storing or disposing of hazardous materials, there is no environmental condition on any property owned or leased by Parent or a subsidiary, and there was no environmental condition on any property formerly owned or leased by Parent or a subsidiary while Parent or a subsidiary owned or leased that property, that could result in present or future liability by Parent or a subsidiary under any Environmental Law or give rise to a present or future requirement under Environmental Law for Parent or a subsidiary to remediate any environmental condition on any property currently or formerly owned, leased or occupied by it, and (iv) neither Parent nor any of its subsidiaries is subject to any order of any court or governmental agency requiring Parent or any of its subsidiaries to take, or refrain from taking, any actions in order to comply with any Environmental Law and no proceeding seeking such an order is pending or, to the knowledge of Parent, threatened in writing against Parent or any of its subsidiaries.

(aa) Parent and its subsidiaries own or have licenses entitling them to, or otherwise have all necessary rights to, use all trademarks, trade names, designs and other intellectual property that they use in their operations, other than intellectual property that they could discontinue using without there being a Material Adverse Effect on Parent, and neither Parent nor any of its subsidiaries has received a claim in writing from any person during the past three years, or to Parent’s knowledge received any notice to such effect, that it is infringing or violating any intellectual property rights of any other persons that could result in a material liability to Parent and its subsidiaries, taken as a whole, or loss of the ability to use intellectual property rights of any other persons that are material to Parent and its subsidiaries taken as a whole.

(bb) With regard to each of the Parent Material Contracts, except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect upon Parent, (w) the contract is a valid and binding agreement, is in full force and effect, and is enforceable by Parent in accordance with its terms, subject to the Enforceability Exceptions, (y) Parent or its subsidiary that is a party to the contract has fulfilled in all material respects all its obligations under the contract required to be fulfilled as of the date of this Agreement, and (z) as of the date hereof, no other party to the contract has informed Parent or its subsidiary that is a party to the contract, in writing, that the other party believes Parent or such subsidiary is in default of any of its obligations under the contract or that the other party intends to attempt to terminate the contract before its expiration date or to modify the contract in a manner not specifically contemplated by the contract terms. For the purposes of this Agreement, the term “Parent Material Contract” means with regard to Parent and its subsidiaries:

(i) A “material contract” as that term is used in Item 601(b)(10) of SEC Regulation S-K applied to the Company.

(ii) A contract that is material with regard to the results of operations or financial condition of Parent and its subsidiaries taken as a whole.

(iii) An agreement of a type not described in either of clauses (i) or (ii) the termination of which would reasonably be expected to have a Material Adverse Effect on Parent (but excluding in each case real property agreements, which are addressed exclusively in Section 3.2(y)).

(cc) There are no unions which, as of the date of this Agreement, represent any employees of Parent or any of its subsidiaries. To the knowledge of Parent, no union is attempting to organize or otherwise become the bargaining representative for any employees of Parent or any of its subsidiaries. Section 3.2-CC of the Parent Disclosure Letter is a complete list, as of the date hereof, of all material employee benefit plans maintained or sponsored by Parent or any of its subsidiaries for the benefit of any employees or former employees of Parent or any of its subsidiaries.

(dd) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (x) each employee benefit plan listed in Section 3.2-CC of the Parent Disclosure Letter which is required to be registered with, or approved by, a governmental agency, has been so registered with or approved by that governmental agency, (y) each employee benefit plan listed in Section 3.2-CC of the Parent Disclosure Letter has been maintained in all material respects in accordance with its terms and any applicable provisions of law (including, if applicable, ERISA and the Code), and (z) no plan listed in Section 3.2-CC of the Parent Disclosure Letter is a “defined benefit plan” as to which there is an unfunded benefit liability.

(ee) Neither Parent nor any of its subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940, as amended, or, except as shown in Section 3.2-EE of the Parent Disclosure Letter, to be registered under the Investment Advisers Act of 1940, as amended.

(ff) Neither Parent, any of its subsidiaries nor Merger Sub owns any shares of Company Common Stock and, at the time immediately preceding the execution of this Agreement, neither Parent, Merger Sub nor any of their respective “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL) was or had been within the prior three years, with respect to the Company, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. Assuming the representation and warranty of the Company in Section 3.1(gg) with respect to Section 203 of the DGCL is true and correct, no “business combination,” “control share acquisition,” “fair price” or other form of state antitakeover law, or any similar provision of Parent’s certificate of incorporation or bylaws or any similar provision of any agreement to which Parent is a party, applies to the execution of this Agreement, the Merger or any other transaction contemplated by this Agreement.

(gg) The operations of Parent and its subsidiaries are being conducted in compliance in all material respects with applicable financial recordkeeping, reporting and other requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the United and Strengthening America by Providing Appropriate Tools Required to

Intercept and Obstruct Terrorism Act of 2001, any applicable order or regulation issued by OFAC, and all other applicable anti-money laundering or anti-terrorist-financing statutes, rules or regulations of any jurisdictions, and no proceeding by or before any Governmental Authority alleging violations of anti-money laundering statutes or anti-terrorist financing statutes by Parent or any of its subsidiaries is pending or, to the knowledge of Parent, threatened in writing.

(hh) None of Parent or any of its subsidiaries, nor, insofar as any officer of Parent is aware, any of their respective directors, officers, agents, employees or any other persons acting on behalf of Parent or any of its subsidiaries has (i) violated the Foreign Corrupt Practices Act, as amended, or any similar foreign or state legal requirement, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated, or operated in a manner that does not comply with, any export restrictions, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations.

(ii) Parent and each of its subsidiaries is presently insured, and during each of the past three calendar years (or during such lesser period of time as Parent has owned a particular subsidiary) has been insured, for commercially reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in similar businesses would, in accordance with good business practice, customarily be insured.

(jj) On the day the Joint Proxy Statement is mailed to Parent’s stockholders, on the day of the Parent Stockholders Meeting, and at the Effective Time, neither the Joint Proxy Statement nor the Registration Statement will contain a false or misleading statement with respect to any material fact or omit to state any material fact required to be stated in it or necessary in order to make the statements in it, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the Parent Stockholders Meeting or the solicitation of proxies to be used at the Parent Stockholders Meeting. However, Parent does not make any representations or warranties with respect to information supplied by the Company, or supplied on the Company’s behalf by any of its affiliates or representatives, for inclusion in the Joint Proxy Statement. The Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules under them. None of the information supplied by Parent for inclusion in the Registration Statement or the Joint Proxy Statement, or incorporated in the Registration Statement or the Joint Proxy Statement by reference to a document filed by Parent with the SEC, will, at the time the Registration Statement becomes effective, at the time the Joint Proxy Statement is distributed to the holders of the Company Common Stock or the Parent Stock, or at the time of either Stockholders Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the information supplied by Parent, or incorporated by reference to a document filed by Parent with the SEC, in light of the circumstances under which it was included in the incorporated document, not misleading.

3.3 No other representations and warranties

.

(a) The Company acknowledges and agrees that, except for the representations and warranties contained in Section 3.2, Section 3.3(b) and Section 7.2, none of Parent, any subsidiary of Parent or any other person on behalf of Parent, makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

(b) Parent and Merger Sub acknowledge and agree that, except for the representations and warranties contained in Section 3.1, Section 3.3(a) and Section 7.1, none of the Company, any subsidiary of the Company, or any other person on behalf of the Company, makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

3.4 Termination of Representations and Warranties. The representations and warranties in Sections 3.1, 3.2, 3.3, 7.1 and 7.2 will terminate at the Effective Time, and none of the Company, Parent or Merger Sub, any of their respective stockholders, or any other persons, will have any rights or claims as a result of any of those representations and warranties after the Effective Time.

ARTICLE 4

ACTIONS PRIOR TO THE MERGER

4.1 Company Activities Until Effective Time. From the date of this Agreement until the earlier of the Effective Time or the time this Agreement is terminated in accordance with Article 6, the Company will, and will cause its subsidiaries to, operate their businesses in the ordinary course consistent with past practice, except (i) for deviations, individually or in the aggregate, that are not material to the Company and its subsidiaries, taken as a whole, (ii) as may be consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable law or (iv) as may be expressly required or permitted pursuant to this Agreement or as set forth in Section 4.1 of the Company Disclosure Letter. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time or the time this Agreement is terminated in accordance with Article 6, the Company will, and will cause each of its subsidiaries to, except (x) as may be consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), (y) as required by applicable law or (z) as may be expressly required or permitted pursuant to this Agreement or as set forth in Section 4.1 of the Company Disclosure Letter:

(a) Take all commercially reasonable steps available to it to maintain the goodwill of its businesses and, except as otherwise requested by Parent, the continued employment of its executives and other employees; provided, however, that the impact of the loss of any executives or employees attributable to the announcement, pendency or consummation of this Agreement or the transactions contemplated by this Agreement will not be a breach of this Section 4.1.

(b) At its expense, maintain all its assets in good repair and condition, except to the extent of reasonable wear and use or of damage by fire or other unavoidable casualty.

(c) Not make any borrowings other than (i) borrowings in the ordinary course of business under working capital lines which are disclosed in the notes to the financial statements included in the Company 10-K or the notes to the financial information included in the Company 10-Q, and (ii) issuances of new notes, term loans or other borrowings to refinance, repay or replace any outstanding senior notes of the Company with a maturity date on or before August 31, 2018; provided that, the aggregate principal amount of such borrowings under this clause (ii) is not materially greater than the amount paid in connection with the maturity, repurchase or repayment of the maturing senior notes (such refinancings, the “Permitted Refinancings”).

(d) Not enter into any material contractual commitments involving capital expenditures, loans or advances, and not voluntarily incur any contingent liabilities, except (i) in each case in the ordinary course of business, or (ii) with respect to the matters in Section 4.1(i), as set forth therein.

(e) Not redeem or purchase any of its stock and not declare or pay any dividends, or make any other distributions or repayments of debt to its stockholders (other than (i) payments by subsidiaries of the Company to the Company or to wholly owned subsidiaries of the Company, (ii) payments of quarterly cash dividends in the ordinary course in amounts per share no greater than the quarterly cash dividends paid in the prior quarters of fiscal 2017), and (iii) any repurchases of the Company’s convertible senior notes in connection with the Permitted Refinancings.

(f) Not make any loans or advances (other than advances in the ordinary course for travel and other normal business expenses) to stockholders, directors, officers or employees.

(g) Maintain its books of account and records in the usual manner, in accordance with GAAP applied on a consistent basis, subject to normal year-end adjustments and accruals, except as required by a change in GAAP (or any interpretation thereof).

(h) Comply in all material respects with all applicable laws and regulations of governmental agencies.

(i) Not purchase, sell, dispose of or encumber any material property or assets, or engage in any material activities or transactions, except (i) purchases or sales of property or assets in accordance with contracts entered into before the date of this Agreement as they are in effect on the date of this Agreement, or as amended in the ordinary course of business without changing the material terms of the Company’s purchase or sale obligations, (ii) purchases of real property for use in their homebuilding business listed in Section 4.1(i)(A) of the Company Disclosure Letter, (iii) purchases of real property for use in their homebuilding business not listed in Section 4.1(i)(A) of the Company Disclosure Letter that (A) are made in accordance with the 2017 Property Acquisition Plan or 2018 Property Acquisition Plan described in Section 4.1(i)(B) of the Company Disclosure Letter and that (1) in the case of real property purchases occurring on or after the date of this Agreement and on or before December 31, 2017, (X) do not cause the total cost of real property purchases in accordance with the 2017 Property Acquisition Plan to exceed by more than 10% the total amount contemplated by the 2017 Property Acquisition Plan, (Y) do not involve expenditure of more than $20 million as to any single purchase or group of related purchases not specifically contemplated by the 2017 Property Acquisition Plan, and (Z) no division exceeds its planned purchases in the 2017 Property Acquisition Plan by more than 20%; and (2) in the case of real property purchases occurring during January 1, 2018 through June 30, 2018, (X) do not cause the total cost of real property purchases in accordance with the 2018 Property Acquisition Plan for such period to exceed by more than 20% the aggregate amount contemplated for such period in the 2018 Property Acquisition Plan (plus any purchases planned in the 2017 Property Acquisition Plan that were not consummated in the period from the date hereof through December 31, 2017) (collectively, the “Amended 2018 Property Acquisition Plan”), (Y) do not involve expenditure of more than $20 million as to any single purchase or group of related purchases not specifically contemplated by the Amended 2018 Property Acquisition Plan in any division outside of California, and do not involve expenditures of more than $75 million as to any single purchase or group of related purchases not specifically contemplated by the Amended 2018 Property Acquisition Plan in any division within California, and (Z) no division may exceed its planned purchases in the Amended 2018 Property Acquisition Plan by more than 20%, (iv) bulk land sales (X) in accordance with the Land Disposition Plan described in Section 4.1(i)(C) of the Company Disclosure Letter, or (Y) that do not have a sale price as to any single sale or group of related sales of more than $2,000,000, and (v) sales of homes or lots, mortgage lending and other activities in the ordinary course of business consistent with past practice.

(j) Not become engaged in any lines of business in which it is not actively engaged on the date of this Agreement and not discontinue any line of business in which it is actively engaged on the date of this Agreement.

(k) Except (i) as required by applicable laws or regulations of Governmental Authorities, (ii) as required by any employee plan sponsored by the Company or any of its subsidiaries for the benefit of any employees or former employees of the Company or any of its subsidiaries, as in effect as of the date hereof, or (iii) as set forth in Section 4.1-K of the Company Disclosure Letter, not (x) enter into or amend any employment, bonus, incentive, severance or similar agreements or arrangements with employees with an annual base salary greater than $250,000, (y) make any awards under bonus, incentive or severance plans other than bonus awards in the ordinary course of business consistent with past practice (and, with regard to bonuses relating to the year in which the Merger is completed, limited to the prorated portion of the full year bonus applicable to the fraction of that year before the Effective Time), or (iii) adopt, become an employer with regard to, or materially amend any employee benefit or post-employment benefit plan or arrangement, whether or not it is an “employee benefit plan” within the meaning of Section 3(3) of ERISA.

(l) Not amend its certificate of incorporation or bylaws.

(m) Not (i) issue or sell any of its stock (except upon (A) exercise of Company Options or vesting of Company RSUs, Company SARs or other awards granted under the Company’s equity plans that, in each case, are outstanding on the date of this Agreement, (B) conversion of the Company’s convertible senior notes outstanding on the date hereof, or (C) the occurrence of any event specified in the Rights Agreement, other than the Merger or another transaction involving Parent or a subsidiary, resulting in the exercise of any Preferred Share Rights, in accordance with the terms thereof as in effect on the date of this Agreement) or any warrants or convertible or exchangeable securities that may entitle holders to acquire its stock, or (ii) split, combine, or reclassify its outstanding stock.

(n) Not modify in a material respect the nature or limits (including retention amounts) of insurance coverage that it or its subsidiaries maintain.

(o) Not (i) make, change or revoke any elections under the Code or any state, local or foreign tax laws, (ii) change any annual tax accounting period, (iii) amend any Tax Return relating to a material amount of Taxes, (iv) adopt or change an accounting method in respect of Taxes, (v) consent to any extension or waiver of the limitation period applicable to a Tax Return relating to a material amount of Taxes, (vi) request a Tax ruling, (vii) enter into a tax sharing agreement, (viii) engage, or agree to engage, in any transaction that will give rise to a material deferred gain or loss, (ix) surrender any right to request a refund of a material amount of Taxes, or (x) settle or otherwise agree to a resolution of any claim or assessment relating to a material amount of Taxes.

(p) Not take any action that would prevent the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

(q) Not take any action (or omit to take any action) that would be reasonably expected to result in any of the conditions set forth in Article 5 not being timely satisfied.

(r) Not authorize or enter into any agreement to take any of the actions referred to in subparagraphs (a) through (q) above.

4.2 Parent Activities Until Effective Time. From the date of this Agreement until the earlier of the Effective Time or the time this Agreement is terminated in accordance with Article 6, Parent will, and will cause its subsidiaries to, operate their businesses in the ordinary course consistent with past practice, except (i) for deviations, individually or in the aggregate, that are not material to Parent and its subsidiaries, taken as a whole, (ii) as may be consented to in writing by the Company (which consent may not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable law, or (iv) for sales of businesses other than Parent’s single family homebuilding business, in each case, to the extent that it does not require any amendment to the Registration Statement or delay the filing or effectiveness thereof, or otherwise could be reasonably expected to result in any of the conditions set forth in Article 5 not being timely satisfied. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time or the time this Agreement is terminated in accordance with Article 6, Parent will, and will cause each of its subsidiaries to, except (x) as may be consented to in writing by the Company (which consent may not be unreasonably withheld, conditioned or delayed), (y) as required by applicable law or (z) as may be expressly required or permitted pursuant to this Agreement or as set forth in Section 4.2 of the Parent Disclosure Letter:

(a) Take all commercially reasonable steps available to it to maintain the goodwill of its businesses and the continued employment of its executives and other employees; provided however, that the impact of the loss of any executives or employees attributable to the announcement, pendency or consummation of this Agreement or the transactions contemplated by it will not be a breach of this Section 4.2.

(b) At its expense, maintain all its assets in good repair and condition, except to the extent of reasonable wear and use or of damage by fire or other unavoidable casualty.

(c) Maintain its books of account and records in the usual manner, in accordance with GAAP applied on a consistent basis, subject to normal year-end adjustments and accruals, except as required by a change in GAAP (or any interpretation thereof) .

(d) Comply in all material respects with all applicable laws and regulations of governmental agencies.

(e) Not take any action that would prevent the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

(f) Not take any action (or omit to take any action) that would be reasonably expected to result in any of the conditions set forth in Article 5 not being timely satisfied.

(g) Not redeem or purchase any of its stock and not declare or pay any dividends, or make any other distributions or repayments of debt to its stockholders (other than (i) payments by subsidiaries of Parent to Parent or to wholly owned subsidiaries of Parent, (ii) the Parent Class B Dividend, provided such dividend is declared and paid prior to the thirtieth day following the date of this Agreement, and (iii) payments of quarterly cash dividends in the ordinary course in amounts per share no greater than the quarterly cash dividends paid in the prior quarters of fiscal 2017).

(h) Not amend its Certificate of Incorporation or bylaws, except for the Parent Certificate Amendment.

(i) Not (i) issue or sell any of its stock, except (A) upon exercise or conversion of options, convertible securities or other securities outstanding as of the date of this Agreement, (B) issuances of shares to employees or directors under incentive plans or other compensation arrangements consistent with past practice, (C) issuances of Parent Class B Stock in the Parent Class B Dividend, or (D) issuances of Parent Stock in connection with the Merger, or (ii) split, combine, or reclassify its outstanding stock.

(j) Not authorize or enter into any agreement to take any of the actions referred to in subparagraphs (a) through (i) above.

4.3 Company Stockholders Meeting. The Company will take all action that is necessary in accordance with applicable law and its Certificate of Incorporation and bylaws to convene a special meeting of its stockholders (the “Company Stockholders Meeting”) as soon as practicable after the Registration Statement becomes effective for the purpose of obtaining the Company Stockholder Approval (and shall, subject to the other provisions herein relating to the timing of such meeting, use its reasonable best efforts to convene the Company Stockholders Meeting within 45 days after the Registration Statement becomes effective). Notwithstanding anything else in this Agreement to the contrary, the Company may, without the consent of Parent, adjourn or postpone the Company Stockholders Meeting for up to 30 days (or for such longer period as is required by law) (i) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement), there are insufficient shares of Company Common Stock present or represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, (ii) if the failure to adjourn or postpone the Company Stockholders Meeting would reasonably be expected to be a violation of applicable law, (iii) for the distribution of any legally required supplement or amendment to the Joint Proxy Statement or (iv) to solicit additional proxies if the Company reasonably determines that it is necessary or advisable to do so in order to obtain the Company Stockholder Approval. Subject to Section 4.8, the Company will use its reasonable best efforts to solicit from its stockholders proxies or votes sufficient to obtain the Company Stockholder Approval. The Joint Proxy Statement will include the recommendation of the Company Board that the Company’s stockholders vote to adopt this Agreement and approve the Merger (the “Company Recommendation”), unless the Company effects a Company Adverse Recommendation Change pursuant to Section 4.8.

4.4 Parent Stockholders Meeting. Parent will take all action that is necessary in accordance with applicable law and its Certificate of Incorporation and bylaws to convene a special meeting of its stockholders (the “Parent Stockholders Meeting” and together with the Company Stockholders Meeting, the “Stockholders Meetings”) as soon as practicable after the Registration Statement becomes effective for the purpose of obtaining the Parent Stockholder Approval (and shall, subject to the other provisions herein relating to the timing of such meeting, use its reasonable best efforts to convene the Parent Stockholders Meeting within 45 days after the Registration Statement becomes effective). Notwithstanding anything else in this Agreement to the contrary, Parent may, without the consent of the Company, adjourn or postpone the Parent Stockholders Meeting for up to 30 days (or for such longer period as is required by law) (i) if as of the time for which the Parent Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement), there are insufficient shares of Parent Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, (ii) if the failure to adjourn or postpone the Parent Stockholders Meeting would reasonably be expected to be a violation of applicable law, (iii) for the distribution of any legally required supplement or amendment to the Joint Proxy Statement, or (iv) to solicit additional proxies if Parent reasonably determines that it is necessary or advisable to do so in order to obtain the Parent Stockholder Approval. The proxy statement distributed by Parent with respect to the Parent Stockholders Meeting will be the Joint Proxy Statement and will include the recommendation of Parent’s Board of Directors that its stockholders vote to authorize and approve the Parent Stockholder Matters (the “Parent Recommendation”), unless Parent effects a Parent Adverse Recommendation Change pursuant to Section 4.9. Subject to the preceding sentence, Parent will use its reasonable best efforts to solicit from its stockholders proxies or votes sufficient to obtain the Parent Stockholder Approval. Parent shall file a Certificate of Amendment relating to the Parent Certificate Amendment with the Secretary of State of the State of Delaware promptly after receipt of the Parent Stockholder Approval.

4.5 Registration Statement/Proxy Statement.

(a) As soon as practicable after the date of this Agreement, Parent and the Company will prepare a joint proxy statement for use in connection with each of the Company Stockholders Meeting and the Parent Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Joint Proxy Statement”). Parent will prepare and file with the SEC as soon as practicable after the date of this Agreement (and in any event within 10 days after (A) the pro forma financial information that is required to be included in the Registration Statement is approved by Parent’s and the Company’s respective auditors for inclusion in the Registration Statement, and (B) Parent receives all information to be provided by the Company for inclusion in the Joint Proxy Statement), a registration statement on Form S-4 relating to the shares of Parent Stock to be issued as a result of the Merger (such registration statement, as amended or supplemented from time to time, the “Registration Statement”). The Registration Statement will include the Joint Proxy Statement. Parent and the Company will cooperate to provide all information which is required to be included in the Registration Statement or the Joint Proxy Statement in a timely manner so the Registration Statement can be filed with the SEC as soon as practicable after the date of this Agreement (and in any event within 10 days after the pro forma financial information that is required to be included in the Registration Statement is approved by Parent’s and the Company’s respective auditors for inclusion in the Registration Statement). Parent will cause the portions of the Registration Statement other than the Joint Proxy Statement, and Parent and the Company will cause the Joint Proxy Statement, to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and forms under them. Parent will use its reasonable best efforts, and the Company will cooperate with Parent, to cause the Registration Statement to be declared effective as promptly as practicable after it is filed (including without limitation, promptly responding to any comments from the SEC staff with respect to the Registration Statement) and to keep it effective as long as is necessary to consummate the Merger. Parent shall use reasonable best efforts to obtain any necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. The parties will notify each other promptly of the receipt of any comments from the staff of the SEC and of any requests by the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Registration Statement or for additional information and each party will promptly supply the other party with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the Registration Statement or the transactions contemplated by this Agreement and (ii) all orders of the SEC relating to the Registration Statement; provided that no response to any oral or written request by the staff of the SEC with respect to the Registration Statement or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without providing the other party a reasonable opportunity to review and comment thereon (and good faith consideration by Parent or the Company, as applicable, of all such comments).

(b) No filing of, or amendment or supplement to, the Registration Statement or Joint Proxy Statement will be made by Parent, and no filing of, or amendment or supplement to the Joint Proxy Statement will be made by the Company or Parent, without providing the other party a reasonable opportunity to review and comment thereon (and good faith consideration by Parent or the Company, as applicable, of all such comments); provided, however, that the Company may amend or supplement the Joint Proxy Statement without the review or comment of Parent in the event of a Company Adverse Recommendation Change and Parent may amend or supplement the Joint Proxy Statement without review or comment by the Company in the event of a Parent Adverse Recommendation Change. If at any time after the Registration Statement becomes effective and prior to the Closing, an event occurs with respect to Parent and its subsidiaries or with respect to the Company and its subsidiaries that Parent or the Company reasonably determines is required to be described in the Registration Statement or the Joint Proxy Statement, so that either such document would include in all material respects all the information required to be included in it and would at the time of the Stockholders Meetings not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that determines such information is required will promptly notify the other party and an appropriate amendment or supplement containing such information will be promptly filed with the SEC and, to the extent required by law or requested by the staff of the SEC, Parent and the Company will each distribute the amendment or supplement to the Joint Proxy Statement to the holders of its common stock as promptly as practicable. Except as set forth in this Section 4.5(b), neither Parent nor the Company will make any amendment or supplement to the Registration Statement or to the Joint Proxy Statement without the approval of the other of them, which approval will not be withheld or delayed unless the party withholding the approval reasonably determines that the amendment or supplement would be inaccurate or misleading in a material respect or would violate this Agreement.

(c) Parent will notify the Company promptly after it receives notice that the Registration Statement has become effective or that a stop order has been issued with regard to the Registration Statement.

(d) The Company will not take any action, other than terminating this Agreement if it is entitled to do so under Article 6, which prevents the holders of the Company Common Stock from voting on a proposal to adopt this Agreement and approve the Merger. Notwithstanding the foregoing or anything else to the contrary set forth in this Agreement, the Company Board may effect a Company Adverse Recommendation Change pursuant to Section 4.8; provided that such Company Adverse Recommendation Change will not be a basis for the Company to cancel the Company Stockholders Meeting or otherwise attempt to prevent the holders of the Company Common Stock from having an opportunity to vote on a proposal to adopt this Agreement and approve the Merger, unless such Company Adverse Recommendation Change results in termination of this Agreement under Article 6.

(e) Parent will not take any action, other than terminating this Agreement if it is entitled to do so under Article 6, which prevents the holders of the Parent Stock from voting on the Parent Stockholder Matters. Without limiting what is said in the preceding sentence, a Parent Adverse Recommendation Change will not be a basis for Parent to cancel the Parent Stockholders Meeting or otherwise attempt to prevent the holders of Parent Stock from having an opportunity to vote on the Parent Stockholder Matters.

4.6 HSR Act Filings. The Company and Parent will each make as promptly as practicable the filing, if any, it is required to make under the HSR Act with regard to the transactions that are the subject of this Agreement and each of them will take all reasonable steps within its control (including providing information to the Federal Trade Commission and the Department of Justice) to cause any waiting periods required by the HSR Act to be terminated or to expire as promptly as practicable. If a filing under the HSR Act is required, the Company and Parent will each provide information and cooperate in all other respects to assist the other of them in making its filing under the HSR Act.

4.7 No Solicitation of Offers; Notice of Proposals from Others.

(a) Except as set forth in this Section 4.7 and Section 4.8, (i) the Company will terminate all ongoing discussions regarding Company Acquisition Proposals or otherwise regarding possible Company Acquisition Transactions, and (ii) except as provided in Section 4.7(b), the Company will not, and will not authorize or approve and will use its reasonable best efforts to prevent, any of its or its subsidiaries’ officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant acting on its behalf), directly or indirectly to initiate, solicit, knowingly encourage or otherwise knowingly facilitate (by making available non-public information or otherwise) any inquiry or the making of any proposal or offer with respect to (A) a merger, reorganization, share exchange, consolidation or similar transaction involving the Company, or (B) any purchase of or tender or exchange offer for all or any significant portion of the Company’s equity securities, or (C) any purchase of all or, except in the ordinary course of business, a significant portion of the assets of the Company and its subsidiaries on a consolidated basis (each of these being a “Company Acquisition Transaction,” and a proposal to enter into a Company Acquisition Transaction, whether made to the Company or its stockholders, being a “Company Acquisition Proposal”); provided, however, nothing contained herein shall prohibit an interaction with a Potential Acquiror solely to clarify the terms and conditions of any Company Acquisition Proposal the Potential Acquiror has made.

(b) Section 4.7(a) will not prevent the Company from, in response to a Company Acquisition Proposal which the Company receives despite complying with Section 4.7(a) in all material respects, and which the Company Board determines in good faith, after consultation with its independent financial advisor, constitutes or would be reasonably expected to result in, a transaction which would be more favorable to the Company’s stockholders than the Merger, furnishing non-public information (after receipt of an Appropriate Confidentiality Agreement) to the person, entity or group (the “Potential Acquiror”) which makes the Company Acquisition Proposal and entering into discussions and negotiations with that Potential Acquiror.

(c) If at any time, the Company receives a Company Acquisition Proposal or a request for non-public information in connection with a Company Acquisition Proposal, or an indication that a Potential Acquiror intends to make a Company Acquisition Proposal, as promptly as practicable, and in any event within two business days after the Company receives the Company Acquisition Proposal, request for non-public information or indication of intent to make a Company Acquisition Proposal, the Company will inform Parent about such Company Acquisition Proposal, request or indication, including the identity of the Potential Acquiror from which the Company Acquisition Proposal, request or indication was received, and a reasonably detailed description of its material terms, and the Company will promptly, from time to time, provide Parent with any additional information the Company obtains regarding such Company Acquisition Proposal, request or notification from the Potential Acquiror, and otherwise keep Parent reasonably informed of the status of such possible Company Acquisition Proposal.

4.8 Company Board Recommendation.

(a) Subject to the permitted actions contemplated by Section 6.1(f)(iv), neither the Company Board nor any committee thereof shall (i)(1) withdraw or modify in a manner adverse to Parent or Merger Sub or to the Merger, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub or the Merger, the Company Recommendation, or (2) publicly propose to approve or recommend any Company Acquisition Proposal (any of such actions, other than a customary “stop, look and listen” communication, a “Company Adverse Recommendation Change”); or (ii) authorize the Company to enter into a binding agreement with respect to a Company Acquisition Proposal prior to the termination of this Agreement (an “Alternative Acquisition Agreement”).

(b) Notwithstanding anything to the contrary in this Section 4.8, if, prior to the receipt of the Company Stockholder Approval, the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the Company Board’s exercise of its fiduciary duties, the Company Board may (A) effect a Company Adverse Recommendation Change in response to a Superior Proposal or a Company Intervening Event, or (B) authorize the entry into an Alternative Acquisition Agreement with respect to a Superior Proposal, and cause the Company to terminate this Agreement in accordance with Section 6.1(f)(iv) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 6.1(f)(iv) unless:

(i) the Company gives Parent written notice of its intention to give a Company Adverse Recommendation Change because of a Company Intervening Event at least five business days before effecting the Company Adverse Recommendation Change or gives Parent a Superior Proposal Notice in accordance with Section 6.1(f)(iv);

(ii) if the proposed Company Adverse Recommendation Change is because of a Company Intervening Event, and, if Parent asks the Company to do so, the Company engages in good faith discussions with Parent during the five business day period about possible changes to the terms of this Agreement that would cause the Company Board not to make a Company Adverse Recommendation Change; and

(iii) if the proposed Company Adverse Recommendation Change is in order to terminate this Agreement pursuant to Section 6.1(f)(iv), (A) if Parent asks the Company to do so, the Company shall engage in good faith discussions with Parent during the three NYSE trading day period set forth in Section 6.1(f)(iv) (or such shorter period provided by Section 6.1(f)(v)) about possible changes to the terms of this Agreement that would cause the Company Board to determine that the Superior Proposal that is the subject of the notice under Section 6.1(f)(iv) is no longer a Superior Proposal, and (B) Parent fails to give the Company a Consideration Increase Notice by the time provided in Section 6.1(f)(iv) and (v), or if such notice is delivered, the Company Board in good faith determines after consultation with its financial advisor and consideration of the changes proposed by Parent in the Consideration Increase Notice, that the Superior Proposal continues to be a Superior Proposal.

(c) As used in this Agreement, a “Company Intervening Event” means an event or circumstance that was not known to, or reasonably foreseeable by, the Company Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), of which the Company Board becomes aware before the Company Stockholder Approval, which event or circumstance or its consequences materially increases the value of the Company and its subsidiaries and that does not relate to (A) a Company Acquisition Proposal, (B) Parent or its subsidiaries (including any Material Adverse Effect as it relates to Parent), (C) actions taken pursuant to this Agreement, (D) changes in the price of Company Common Stock or Parent Stock (but not the facts or circumstances underlying or giving rise to such change in the price of Company Common Stock), (E) changes in applicable law, (F) changes in GAAP or other applicable accounting rules, (G) changes generally affecting an industry or industries in which the Company or Parent or their respective subsidiaries conduct business, (H) changes in global or national political conditions (including the outbreak or escalation of war or acts of terrorism), or (I) changes in economic conditions in the United States or regions in which the Company or Parent or their subsidiaries do business.

4.9 Parent Board Recommendation.

(a) Subject to the permitted actions contemplated by Section 4.9(b), neither the Parent Board nor any committee thereof shall withdraw or modify in a manner adverse to the Company or the Merger, or publicly propose to withdraw or modify in a manner adverse to the Company or the Merger, the Parent Recommendation (any of such actions, a “Parent Adverse Recommendation Change”).

(b) Notwithstanding anything to the contrary in this Section 4.9, if, prior to the receipt of the Parent Stockholder Approval, the Parent Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the Parent Board’s exercise of its fiduciary duties, the Parent Board may effect a Parent Adverse Recommendation Change because of a Parent Intervening Event; provided, however, that the Parent Board may not make a Parent Adverse Recommendation unless Parent gives the Company written notice at least five business days before effecting the Company Adverse Recommendation Change and, if the Company requests that it do so, Parent engages in good faith discussions with the Company during the five business day period about possible changes to the terms of this Agreement that would cause the Parent Board not to make a Parent Adverse Recommendation Change.

(c) As used in this Agreement, a “Parent Intervening Event” means an event or circumstance that was not known to, or reasonably foreseeable by, the Parent Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), of which the Parent Board becomes aware before the Parent Stockholder Approval, which event or circumstance or its consequences materially increases the value of Parent and its subsidiaries, and that does not relate to (A) the Company or its subsidiaries (including any Material Adverse Effect as it relates to the Company), (B) any actions taken pursuant to this Agreement, (C) any changes in the price of Company Common Stock or Parent Stock (but not the facts or circumstances underlying or giving rise to such changes in the price of Parent Stock), (D) changes in applicable law, (E) changes in GAAP or other applicable accounting rules, (F) changes generally affecting an industry or industries in which the Company or Parent or their respective subsidiaries conduct business, (G) changes in global or national political conditions (including the outbreak or escalation of war or acts of terrorism), or (H) changes in economic conditions in the United States or regions in which the Company or Parent or their subsidiaries do business.

4.10 Company’s Cooperation with Regard to Financing. The Company will, and will cause its and its subsidiaries’ officers and employees to, cooperate in all reasonable respects with the efforts of Parent to arrange any financing that it expects to use in connection with the Merger or after the Effective Time, provided that the obligations of Parent and Merger Sub to carry out the Merger are not conditioned on any such financing being arranged.

4.11 Return of Materials Subject to Confidentiality Agreements. As promptly as practicable after the date of this Agreement, to the extent permitted by applicable confidentiality agreements, the Company will request that any person (other than Parent) that holds confidential materials provided by or on behalf of the Company during the two years prior to the date of this Agreement under a confidentiality agreement entered into in connection with a possible Company Acquisition Transaction promptly return such materials or destroy such confidential material.

4.12 Communications to Company Employees. The Company shall provide Parent reasonable opportunity to review and comment on the form of any written statements to employees of the Company and its subsidiaries informing them about the Merger prior to any distribution of such statements. For the avoidance of doubt, this Section 4.12 does not apply to matters contemplated by Section 9.3.

4.13 Defense Against Litigation. If litigation is instituted against any of the Company, Parent, Merger Sub or any of their respective affiliates seeking to prevent the Merger or to obtain damages if the Merger takes place, (i) whichever of the Company, Parent or Merger Sub is a defendant in the litigation will promptly notify the other (or others) of them of the commencement of the litigation and will keep the other (or others) of them informed of all material developments in the litigation or efforts to resolve it, and (ii) each of the Company, Parent and Merger Sub, whether or not it is a defendant in the litigation, will, at its own cost, cooperate in all reasonable ways with the efforts by the other or others of them to cause the litigation to be dismissed or otherwise resolved on a basis that does not interfere with the ability of the Merger to timely take place when and as contemplated by this Agreement or result in an award of damages against any of the Company, Parent or Merger Sub, or any of their respective affiliates. The Company will not settle any such litigation on a basis that requires the payment of money (including payment of fees or other sums to the plaintiffs’ counsel) without Parent’s consent, which will not be unreasonably withheld, conditioned or delayed.

4.14 Efforts of Parent and Merger Sub to Fulfill Conditions. Subject to the terms and conditions of this Agreement (including Section 4.9), Parent and Merger Sub each will use its reasonable best efforts to cause all the conditions set forth in Section 5.1 to be fulfilled as promptly as practicable and to consummate the Merger.

4.15 Company’s Efforts to Fulfill Conditions. Subject to the terms and conditions of this Agreement (including Sections 4.7 and 4.8), the Company will use its reasonable best efforts to cause all the conditions set forth in Section 5.2 to be fulfilled as promptly as practicable and to consummate the Merger.

ARTICLE 5

CONDITIONS PRECEDENT TO MERGER

5.1 Conditions to the Company’s Obligations. The obligations of the Company to complete the Merger are subject to satisfaction of the following conditions (any or all of which may be waived by the Company at any time prior to the Effective Time):

(a) The representations and warranties of Parent and Merger Sub (i) set forth in Section 3.2(a), Section 3.2(b), Section 3.2(h) and Section 7.2 (the “Parent Fundamental Representations”) will be true and correct in all material respects on the Closing Date with the same effect as though made on that date (except that any representation and warranty that relates expressly to a specified date or a specified period need only to have been true and correct in all material respects with regard to the specified date or period) and (ii) all representations and warranties of Parent and Merger Sub other than the Parent Fundamental Representations will be true and correct in all respects on the Closing Date with the same effect as though made on that date (except that any representation and warranty that relates expressly to a specified date or a specified period need only to have been true and correct with regard to the specified date or period), except where failures of such representations and warranties to be so true and correct (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein), in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent, and Parent will have delivered to the Company a certificate dated the Closing Date and signed by an officer of Parent to that effect.

(b) Parent and Merger Sub each will have fulfilled in all material respects all its obligations under this Agreement required to have been fulfilled on or before the Closing Date, and Parent will have delivered to the Company a certificate dated the Closing Date and signed by an officer of Parent to that effect.

(c) No order issued by any court of competent jurisdiction or other Governmental Authority will be in force that invalidates this Agreement or restrains the Company from completing the Merger.

(d) Since the date of this Agreement, no events have occurred, or conditions that did not exist at the date of this Agreement come into being, that in aggregate have or have had a Material Adverse Effect on Parent or are reasonably expected to have a Material Adverse Effect on the Surviving Corporation after the Merger.

(e) Adoption of this Agreement and the Merger will have been approved by the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting or otherwise (the “Company Stockholder Approval”).

(f) The Parent Stockholder Approval will have been obtained.

(g) A Certificate of Amendment containing the Parent Certificate Amendment will have been filed with the Secretary of State of the State of Delaware and be effective.

(h) The Registration Statement will have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement will be in effect and no proceedings for that purpose will have been initiated or threatened in writing by the SEC.

(i) The shares of Parent Stock that will constitute Merger Consideration will have been authorized and approved for listing on the NYSE.

(j) The Company will have received an opinion from Gibson, Dunn & Crutcher, dated the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

5.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to complete the Merger are subject to the following conditions (any or all of which may be waived by Parent at any time prior to the Effective Time):

(a) The representations and warranties of the Company (i) set forth in Section 3.1(a), Section 3.1(b), Section 3.1(g) and Section 7.1 (the “Company Fundamental Representations”) will be true and correct in all material respects on the Closing Date with the same effect as though made on that date (except that any representation and warranty that relates expressly to a specified date or a specified period need only to have been true and correct in all material respects with regard to the specified date or period) and (ii) all representations and warranties of the Company other than the Company Fundamental Representations will be true and correct in all respects on the Closing Date with the same effect as though made on that date (except that any representation and warranty that relates expressly to a specified date or a specified period need only to have been true and correct with regard to the specified date or period), except where failures of such representations and warranties to be so true and correct (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein), in aggregate, have not had and would not be reasonably expected to have a Material Adverse Effect on the Company, and the Company will have delivered to Parent a certificate dated the Closing Date and signed by an officer of the Company to that effect.

(b) The Company will have fulfilled in all material respects all its obligations under this Agreement required to have been fulfilled on or before the Closing Date, and the Company will have delivered to Parent a certificate dated the Closing Date and signed by an officer of the Company to that effect.

(c) No order issued by any court of competent jurisdiction or other Governmental Authority will be in force that invalidates this Agreement or restrains Parent or Merger Sub from completing the Merger.

(d) Since the date of this Agreement, no events have occurred, or conditions that did not exist at the date of this Agreement come into being, that in aggregate have or have had a Material Adverse Effect on the Company.

(e) Parent’s stockholders will have approved the Parent Certificate Amendment and the issuance of Parent Stock in the Merger as contemplated by this Agreement (together, the “Parent Stockholder Approval).

(f) The Registration Statement will have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement will be in effect and no proceedings for that purpose will have been initiated or threatened in writing by the SEC.

(g) The shares of Parent Stock that will constitute Merger Consideration will have been authorized and approved for listing on the NYSE.

ARTICLE 6

TERMINATION

6.1 Right to Terminate. This Agreement may be terminated at any time prior to the Effective Time (whether or not the Company’s stockholders, Parent’s stockholders or both of them have given the Company Stockholder Approval or the Parent Stockholder Approval):

(a) By written mutual written consent of the Company and Parent.

(b) By either the Company or Parent if the Closing Date does not occur on or before May 31, 2018 (the “Outside Date”); provided, however, that if the Closing Date does not occur by the third business day before the Outside Date because the condition set forth in Section 5.1(c) or Section 5.2(c) has not have been satisfied or waived, either the Company or Parent may, by a notice given to the other of them by the third business day prior to May 31, 2018, extend the Outside Date by up to an additional three months to a date not later than August 31, 2018, which date shall thereafter be considered the Outside Date; provided, further, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose breach of a provision of this Agreement has been a material cause of, or a material factor that resulted in, the failure of the Closing to occur prior to the Outside Date.

(c) By either the Company or Parent if (i) any applicable law is in effect that would make the Merger unlawful, or (ii) any order of any court or other Governmental Authority having competent jurisdiction is entered permanently enjoining the Company, Parent or Merger Sub from consummating the Merger and such order has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(c)(ii) shall not be available to any party whose breach of any provision of this Agreement was a material cause of, or a material factor that resulted in, the imposition of any such order or the failure of such order to be resisted, resolved or lifted, as applicable.

(d) By either the Company or Parent if the Company Stockholders Meeting is held, but at the Company Stockholders Meeting or at any adjournment or postponement thereof, the Company’s stockholders do not give the Company Stockholder Approval.

(e) By either the Company or Parent if the Parent Stockholders Meeting is held, but at the Parent Stockholders Meeting or at any adjournment or postponement thereof, Parent’s stockholders do not give the Parent Stockholder Approval.

(f) By the Company if:

(i) There exists a breach or failure to perform of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 5.1 if occurring or continuing at the Effective Time, and (B) is incapable of being cured, or if capable of being cured, is not cured by the earlier of (1) one business day prior to the Outside Date, and (2) 30 days after Parent receives written notice of such breach from the Company (which notice shall specify in reasonable detail the nature of such breach and the Company’s intention to terminate this Agreement if such breach is not cured); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(f)(i) at a time when the Company is in breach of obligations under this Agreement and that breach would result in a failure of the condition set forth in Section 5.2(b).

(ii) All of the conditions set forth in Section 5.2 have been satisfied or waived, but Parent and Merger Sub have failed to consummate the Merger by the time the Closing should have occurred pursuant to Section 2.1, which failure is a breach of Parent and Merger Sub’s obligations under this Agreement.

(iii) Prior to the receipt of the Parent Stockholder Approval, the Parent Board effects a Parent Adverse Recommendation Change.

(iv) The Company has complied in all material respects with Section 4.7, and despite that, before the Company’s stockholders have given the Company Stockholder Approval,

(A) the Company receives a Company Acquisition Proposal, including a Potential Acquiror commencing a cash tender offer or an exchange offer for all or a majority of the outstanding Company Common

Stock (other than any Company Common Stock already owned by the Potential Acquiror), that the Company Board determines in good faith to be a Superior Proposal;

(B) the Company gives Parent a notice (a “Superior Proposal Notice”) (x) describing the terms of the Superior Proposal (including the consideration per share of Company Common Stock the Company’s stockholders would receive as a result of the Superior Proposal), and (y) stating that unless Parent agrees to amend the terms and conditions of this Agreement so that the Company Acquisition Proposal that had been determined to be a Superior Proposal is no longer a Superior Proposal, the Company intends to terminate this Agreement in order to enter into the transaction that is the subject of the Superior Proposal;

(C) either (x) Parent does not, by 5:00 p.m. Eastern time on the third NYSE trading day after the day on which the Superior Proposal Notice is given, give the Company a notice (a “Consideration Increase Notice”) that Parent will amend the terms and conditions of this Agreement as set forth in such Consideration Increase Notice, or (y) if a Consideration Increase Notice is provided, the Company Board in good faith determines after consultation with its financial advisor and consideration of the changes proposed by Parent in the Consideration Increase Notice, that the Company Acquisition Proposal it had determined to be a Superior Proposal continues to be a Superior Proposal; and

(D) the Company provides written notice of termination of this Agreement and pays Parent the Company Termination Fee (defined below).

(v) For the purposes of Section 6.1(f)(iv):

(A) A “Superior Proposal” is a Company Acquisition Proposal, which (v) is not subject to the outcome of due diligence or any other form of investigation, (w) is not subject to a financing contingency, (x) is from a Potential Acquiror which the Company Board reasonably determines in good faith after consultation with its independent financial advisor has the financial resources necessary to carry out the transaction, (y) is not reasonably likely to be the subject of regulatory concerns that could prevent or materially delay completion of the transaction that is the subject of the Acquisition Proposal or acceptance of Company Common Stock that is tendered in response to the tender or exchange offer, and (z) the Company Board determines in good faith after consultation with its independent financial advisor, and taking account of, among other things, the value to the holders of Company Common Stock of the ability, if the Merger takes place, to participate in the synergy benefits resulting from the Merger, to be more favorable to the holders of the Company Common Stock than the Merger.

(B) If the Company delivers a Superior Proposal Notice or the notice described in Section 4.8(b)(i) before the Company Stockholders Meeting, the delivery of the Superior Proposal Notice or such other notice will automatically postpone the date of the Company Stockholders Meeting (and, if it has not already taken place, the date of the Parent Stockholders Meeting) until the third NYSE trading day after the last day of the period during which Parent can deliver a Consideration Increase Notice, or the Company is required to enter into discussions regarding the Company Intervening Event under Section 4.8(b)(ii), unless the Company and Parent agree that it should be held on an earlier date. When the Company delivers a Superior Proposal Notice, (i) the obligations of Parent and Merger Sub under Article 1 and Sections 4.4, 4.5, 4.6 and 4.14 will be suspended and (ii) the obligations of the Company under Sections 4.3, 4.5, 4.6 and 4.15 will be suspended, in each case, until the date the Company withdraws such Superior Proposal Notice.

(C) If, after Parent has given a Consideration Increase Notice, the Potential Acquiror modifies its Company Acquisition Proposal so the Company Board determines the modified Company Acquisition Proposal is a Superior Proposal, the Company will be required on up to two further occasions to deliver a new Superior Proposal Notice, and the provisions of Section 6.1(f)(iv) and this Section 6.1(f)(v) will apply to the modified Company Acquisition Proposal in the same manner they applied to the original Company Acquisition Proposal that the Company Board had previously determined to be a Superior Proposal, except that the period in which Parent can deliver a Consideration Increase Notice and the period in which the Company is required to negotiate with Parent need not be later than one NYSE trading day after the day on which the related Superior Proposal Notice is given.

(g) By Parent if:

(i) There exists a breach or failure to perform of any representation, warranty, covenant or agreement of the Company contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 5.1 if occurring or continuing at the Effective Time, and (B) is incapable of being cured, or if capable of being cured, is not cured by the earlier of (1) one business day prior to the Outside Date, and (2) 30 days after the Company receives written notice of such breach from Parent (which notice shall specify in reasonable detail the nature of such breach and Parent’s intention to terminate this Agreement if such breach is not cured); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(g)(i) at a time when Parent or Merger Sub is in breach of any representation, warranty, covenant or agreement that would result in a failure of any condition set forth in Section 5.1(b).

(ii) All of the conditions set forth in Section 5.1 have been satisfied or waived, but the Company has failed to consummate the Merger by the time the Closing should have occurred pursuant to Section 2.1, which failure is a breach of the Company’s obligations under this Agreement.

(iii) Prior to the receipt of the Company Stockholder Approval, the Company Board effects a Company Adverse Recommendation Change.

(iv) Prior to the receipt of the Company Stockholder Approval, (x) the Company fails to publicly reaffirm its recommendation of the Merger within ten business days after the date a Company Acquisition Proposal or any material modification thereto is first publicly announced, following a written request by Parent to make such public affirmation (which Parent may only request one time with respect to each such proposal or modification), or (y) any person other than Parent or its affiliates commences a tender offer or exchange offer for 50% or more of the outstanding Company Common Stock and either (A) the Company Board or a committee of the Company Board recommends that the Company’s stockholders tender all or a portion of their Company Common Stock in response to the tender offer or exchange offer, or (B) the Company does not within ten business days after the tender or exchange offer is commenced file with the SEC a Statement on Schedule 14D-9 which contains a recommendation of the Company Board that the Company’s stockholders not tender their Company Common Stock in response to the tender or exchange offer.

6.2 Manner of Terminating Agreement. If at any time the Company or Parent has the right under Section 6.1 to terminate this Agreement, except as specifically provided in Section 6.1, such party may terminate this Agreement by a notice to the other party that it is terminating this Agreement, specifying the provision hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail; provided that no such notice shall be required for a termination under Section 6.1(a).

6.3 Effect of Termination. If this Agreement is terminated pursuant to Section 6.1 or Section 6.2, following such termination, this Agreement shall immediately become null, void and have no further effect and no party will have any further rights or obligations hereunder; provided that the provisions of this Article 6, Article 7 and Article 9 (other than Section 9.3), and the Confidentiality Agreement shall remain in full force and effect in accordance with their terms and shall survive any termination of this Agreement; and provided further, that no such termination shall relieve any party from liability for a knowing and intentional breach of any of its covenants or agreements in this Agreement prior to such termination, subject to Section 6.4.

6.4 Fees.

(a) Company Termination Fee. In the event that:

(i) this Agreement is terminated by either Parent or the Company pursuant to Section 6.1(b) and (A) at any time after the date of this Agreement and prior to the date of termination, a Company Acquisition Proposal shall have been communicated by a Potential Acquiror to the senior management of the Company or the Company Board and not rejected or withdrawn, and (B) within 12 months after such termination the Company consummates a Company Acquisition Transaction with the Potential Acquiror;

(ii) this Agreement is terminated by either Parent or the Company pursuant to Section 6.1(d) and (A) at any time after the date of this Agreement and prior to the completion of the Company Stockholder Meeting, a Company Acquisition Proposal shall have been publicly announced or publicly made known to the stockholders of the Company, and not withdrawn prior to the Company Stockholder Meeting, and (B) within 12 months after such termination, the Company consummates a Company Acquisition Transaction with the Potential Acquiror that made the Acquisition Proposal;

(iii) this Agreement is terminated by the Company pursuant to Section 6.1(f)(iv); or

(iv) this Agreement is terminated by Parent pursuant to Section 6.1(g)(i), Section 6.1(g)(ii), Section 6.1(g)(iii) or Section 6.1(g)(iv).

then, in any such case, the Company shall pay to Parent the Company Termination Fee, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of this Agreement, “Company Termination Fee” shall mean an amount equal to $178,700,000. All references in this Section 6.4(a) to a “Company Acquisition Proposal” or “Company Acquisition Transaction” shall be as defined, provided that “majority” shall replace “significant portion” in such definitions.

(b) Company Expense Reimbursement. If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(d), then the Company shall reimburse Parent for all reasonable out-of-pocket fees and expenses incurred or paid by Parent or Merger Sub in connection with the negotiation of this Agreement or the consummation of any of the transactions contemplated by this Agreement, including all due diligence and financing costs, filing fees, printing fees and fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants, not to exceed $30,000,000 (“Parent Expenses”). Parent Expenses will be reimbursed within ten days after presentation by Parent of a bill (which Parent may do at any time or times after this Agreement is terminated) that sets forth in reasonable detail the amount nature of each item of expense for which reimbursement is sought. If Parent becomes entitled to receive a Company Termination Fee by reason of Section 6.4(a)(ii), the amount paid by the Company as expense reimbursement under this Section 6.4(b) will be credited against the Company Termination Fee.

(c) Parent Termination Fee. In the event that this Agreement is terminated by:

(i) either Parent or the Company pursuant to Section 6.1(b) and (A) at any time after the date of this Agreement and prior to the date of termination, a proposal for Parent to acquire in a single transaction or series of related transactions, a homebuilding company or assets of such a homebuilding company or its subsidiaries, that in the most recently ended fiscal year had delivered (directly or through subsidiaries) at least 14,000 homes (a “Major Homebuilder”), had been communicated by or to the senior management of Parent, or to or by a Major Homebuilder, and not rejected or withdrawn, and (B) within 12 months after such termination Parent consummates the acquisition of that Major Homebuilder; or

(ii) the Company pursuant to any of Section 6.1(f)(i), Section 6.1(f)(ii), or Section 6.1(f)(iii),

then, in any such case, Parent shall pay to the Company the Parent Termination Fee, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. For purposes of this Agreement, “Parent Termination Fee” shall mean an amount equal to $178,700,000.

(d) Parent Expense Reimbursement. If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(e), then Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred or paid by the Company in connection with the negotiation of this Agreement or the consummation of any of the transactions contemplated by this Agreement, including all due diligence and financing costs, filing fees, printing fees and fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants, not to exceed $30,000,000 (“Company Expenses”). Company Expenses will be reimbursed within ten days after presentation by the Company of a bill (which the Company may do at any time or times after this Agreement is terminated) that sets forth in reasonable detail the amount and nature of each item of expense for which reimbursement is sought.

(e) Payment of Termination Fees.

(i) Payment of the Company Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent (A) prior to, and as a condition of, a termination by the Company under Section 6.1(f)(iv), (B) within two business days after termination, in the case of a Company Termination Fee payable pursuant to Section 6.4(a)(iv), or (C) within five business days after the day on which a transaction is consummated that entitles Parent to receive a Company Termination Fee pursuant to Section 6.4(a)(i) or Section 6.4(a)(ii).

(ii) Payment of the Parent Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by the Company (A) within two business days after termination, in the case of a Parent Termination Fee payable pursuant to Section 6.4(c)(ii) or (B) within five business days after the day on which a transaction is consummated that entitles the Company to receive a Parent Termination Fee pursuant to Section 6.4(c)(i).

(f) Each of the Company and Parent acknowledges that the agreements contained in this Section 6.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if (i) the Company fails promptly to pay the Company Termination Fee or Parent Expenses if and when due pursuant to this Section 6.4 or (ii) Parent fails promptly to pay the Parent Termination Fee or Company Expenses if and when due pursuant to this Section 6.4, and, in either such case, in order to obtain such payment, Parent, in the event of a Company Termination Fee or reimbursement for Parent Expenses, or the Company, in the event of a Parent Termination Fee or reimbursement for Company Expenses, commences a proceeding that results in a judgment against the Company or Parent for the applicable amounts set forth in this Section 6.4, the party owing the termination fee or expense reimbursement pursuant to this Section 6.4 shall pay to the other party such other party’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such proceeding (which fees and expenses shall in no event be more than 20% of the amount of the termination fee or expense reimbursement that is determined to be owed), together with interest on the amounts due pursuant to this Section 6.4 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE 7

ABSENCE OF BROKERS

7.1 Company Representations and Warranties Regarding Brokers and Others. Other than fees payable to J.P. Morgan and its affiliates, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any subsidiary of the Company.

7.2 Parent Representations and Warranties Regarding Brokers and Others. Other than fees payable to Citigroup Global Markets and its affiliates, the fees and expenses of which will be paid by Parent, no broker, finder, financial advisor, investment banker or other person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective subsidiaries.

ARTICLE 8

OTHER AGREEMENTS

8.1 Indemnification for Prior Acts.

(a) Parent will cause the Surviving Corporation to (i) honor, and not to amend or modify, and to indemnify and hold harmless and advance costs and expenses pursuant to, and to the same extent as, any obligations of the Company or its subsidiaries under any agreement or arrangement (including any provision of the Company’s Certificate of Incorporation or bylaws or the Certificate of Incorporation or bylaws and similar organizational documents of any of the Company’s subsidiaries) in effect on the date of this Agreement to indemnify persons who at the Effective Time are current or former directors, officers, agents or employees of the Company or its subsidiaries (each an “Indemnified Party”) with respect to matters which occur at or prior to the Effective Time, and (ii) cause the Certificate of Incorporation and the bylaws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation, indemnification and advances of expenses of Indemnified Parties for periods at or prior to the Effective Time than are set forth in the Certificate of Incorporation and the By-laws of the Company as of the date of this Agreement. Parent hereby guaranties the indemnification and expense advancement obligations of the Surviving Corporation and its subsidiaries under such agreements and arrangements. Parent will, or will cause the Surviving Corporation to, maintain in effect for not less than six years after the Effective Time, with respect to occurrences on or prior to the Effective Time, the Company’s policies of directors’ and officers’ liability insurance and fiduciary liability insurance (“D&O Insurance”) which are in effect on the date of this Agreement and are listed on Schedule 8.1 (notwithstanding any provisions of those policies that they will terminate as a result of the Merger), or substantially similar insurance, which in each case will cover each person covered by the Company’s current D&O Insurance, to the extent that insurance is available at an annual cost not exceeding 200% of the annual cost of the D&O Insurance that is in effect at the date of this Agreement, and to the extent that insurance is not available at an annual cost that will not exceed such amount, Parent will, or will cause the Surviving Corporation to, maintain in effect for that period the maximum amount of such insurance coverage that can be obtained for such maximum annual cost. The insurance maintained by Parent or the Surviving Corporation pursuant to this Section 8.1 will provide and contain benefits, terms, conditions, retentions and levels of coverage that are substantially equivalent to, and in any event no less favorable to the insureds, than that provided in the Company’s existing D&O Insurance as of the date of this Agreement.

(b) The provisions of this Section 8.1 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and representatives. The rights of each Indemnified Party hereunder will be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company’s Certificate of Incorporation or bylaws, or similar organizational documents of the Company’s subsidiaries, the Certificate of Incorporation or the bylaws of the Surviving Corporation, the DGCL or otherwise. From and after the Effective Time, the provisions of this Section 8.1 may not be terminated or amended in any manner adverse to any Indemnified Party without such Indemnified Party’s prior written consent.

(c) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving

Corporation, as the case may be, shall assume the obligations of Parent or the Surviving Corporation, as applicable, set forth in this Section 8.1.

8.2 Company Employee Matters.

(a) For a period commencing as of the Effective Time and ending on November 30, 2018, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or its subsidiaries who continues to be employed by Parent or the Surviving Corporation or a subsidiary of either of them (each a “Continuing Employee”) either, at Parent’s election, (x) compensation (including, without limitation, base salary or wage rate, bonus or commission opportunity, cash incentive compensation opportunity and if the Continuing Employee received equity compensation from the Company, equity-based compensation opportunity) that is not less favorable in aggregate to the Continuing Employee than the compensation the Continuing Employee was receiving as an employee of the Company immediately before the Effective Time or (y) the same compensation as that provided by Parent and its subsidiaries to their similarly-situated employees (taking account of duties, geographical location and any other relevant factors) during such period.

(b) Parent will provide each Continuing Employee with credit for all service with the Company or its subsidiaries (including for purposes of this Section 8.2, any predecessor companies) as if such service were with Parent and its subsidiaries for purposes of determining eligibility, vesting, levels of benefits and benefit accrual under the employee benefit and compensation plans in which such Continuing Employee participates after the Effective Time to the same extent that such service was credited under a comparable plan of the Company or its subsidiaries. Unused vacation days accrued by Continuing Employees under the plans and policies of the Company and its subsidiaries shall carry over to Parent. This Section 8.2(b) shall not operate to duplicate any benefit provided to any Continuing Employee or require Parent to continue in effect any specific plan of the Company (or any of its subsidiaries) or any Parent employee benefit plan.

(c) From and after the Effective Time, and without limiting the generality of Sections 8.2(a) and (b), with respect to any health plan (which, for the avoidance of doubt, includes medical, dental, vision and prescription drug) of Parent or its subsidiaries in which such Continuing Employee is eligible to participate, for the plan year in which such Continuing Employee is first eligible to participate in the plan Parent shall, or shall cause its applicable subsidiary to, cause any pre-existing condition limitations or eligibility waiting periods under such Parent or subsidiary plan to be waived with respect to such Continuing Employee to the extent such limitation would have been waived or satisfied under the Company plan in which such Continuing Employee participated immediately prior to the Effective Time.

(d) From and after the Effective Time, any Continuing Employees who participated in 401(k), health and welfare plans (which, for avoidance of doubt, include medical, dental, vision, prescription drug, life insurance, AD&D, disability insurance and flex spending), will be given the opportunity to participate in the most nearly comparable plans maintained by Parent through the end of the calendar year in which the Effective Time occurs.

(e) Parent shall honor, in accordance with its terms, (i) each change in control agreement and severance agreement that is in effect as of the date hereof between the Company or any of its subsidiaries and current or former employees or directors of the Company or any of its subsidiaries, and (ii) the parameters related to severance set forth on Section 8.2-E of the Company Disclosure Letter.

(f) With regard to the annual cash bonuses relating to calendar year 2017: (i) if the Effective Time occurs after February 28, 2018, the Company will pay such bonuses no later than February 28, 2018, and (ii) if the Effective Time occurs on or before February 28, 2018, the Company will pay such bonuses immediately prior to Closing. Such bonuses for each applicable employee shall be paid consistent with the terms set forth in Section 8.2-F of the Company Disclosure Letter.

(g) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any other subsidiary of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any other subsidiary of Parent, which rights are hereby expressly reserved, to terminate the employment of any Continuing Employee at any time, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation, the Company or any subsidiary of any of them and the Continuing Employee or any severance, benefit or other applicable plan or program of Parent covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 8.2 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or Parent Benefit Plan, or (ii) create any third party rights in any current or former service provider of the Company or its subsidiaries (or any beneficiaries or dependents thereof).

(h) Except to the extent expressly set forth in Sections 8.2(d) and (e), nothing contained herein, express or implied (i) shall be construed to establish any compensation policy, or to amend or modify any existing benefit plan, program, agreement, policy or arrangement established, sponsored or maintained by Parent or a subsidiary, or (ii) shall alter or limit the ability of Parent or any of its affiliates to amend, modify or terminate any benefit plan, program, agreement, policy or arrangement at any time.

(i) Except to the extent expressly set forth in Section 8.2(d), this Section 8.2 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 8.2, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever.

ARTICLE 9

GENERAL

9.1 Expenses. Except as otherwise expressly provided in this Agreement, the Company, Parent and Merger Sub will each pay its own fees, costs and expenses in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, including legal fees and disbursements, whether or not the Merger is consummated.

9.2 Access to Properties, Books and Records. From the date of this Agreement until the earlier of the Effective Time or the time this Agreement is terminated in accordance with Article 6, the Company will, and will cause each of its subsidiaries to, upon reasonable notice, give Representatives of Parent and Merger Sub (at Parent’s sole cost and expense), or of any potential sources of financing to Parent or Merger Sub for financing to be used in connection with the Merger or after the Merger, reasonable access during normal business hours to all of their respective properties, books and records and to personnel who are knowledgeable about the various aspects of the business of the Company and its subsidiaries. Notwithstanding the foregoing, the Company will not be required by this Section 9.2 to, or be required to cause any of its subsidiaries to, permit any inspection, provide any access, or disclose any information, that in the reasonable judgment of the Company would be reasonably likely to (a) constitute a waiver of the attorney-client or other privilege held by the Company or any of its subsidiaries, (b) violate any applicable laws (and the Company shall be permitted to implement customary “clean-room” or other similar arrangements if the Company reasonably determines, upon advice of outside counsel, that such arrangements are necessary to comply with applicable law), (c) unreasonably disrupt the businesses and operations of the Company or any of its subsidiaries, (d) breach any agreement of the Company or any of its subsidiaries with any third party, or (e) otherwise result in the disclosure of trade secrets of a third party or violate its or its subsidiaries’ respective obligations to a third party with respect to confidentiality, provided that the Company will use commercially reasonable efforts to obtain the consent of the third parties to the inspection or disclosure. Until the Effective Time, Parent and Merger Sub each will, and will cause its Representatives to, hold all information it receives as a result of its access to the properties, books, records and personnel of the Company or its subsidiaries in confidence on the terms provided in the confidentiality agreement dated as of October 2, 2017, between the Company and Parent (the “Confidentiality Agreement”), and until the Effective Time, the Confidentiality Agreement will apply to that information to the same extent it applies to information provided by the Company before this Agreement was executed. If this Agreement is terminated before the Effective Time, Parent and Merger Sub will have the same obligations under the Confidentiality Agreement with regard to handling and disposition of confidential information received after the date of this Agreement that they have with regard to confidential information received before the date of this Agreement. The Confidentiality Agreement shall survive the execution and delivery of this Agreement in accordance with its terms.

9.3 Publicity and Notification.

(a) The Company and Parent will each agree on the press release announcing the signing of this Agreement. Thereafter, but only unless and until (i) with respect to the Company, the Company Board effects a Company Adverse Recommendation Change and (ii) with respect to Parent, the Parent Board effects a Parent Adverse Recommendation Change, the Company and Parent will consult with each other before (x) issuing any press releases or otherwise making any public statements or announcements with respect to this Agreement, the Merger or any other transaction contemplated by this Agreement, or (y) making any filings with any third party and/or any Governmental Authority with respect thereto, provided that nothing in this Section 9.3(a) will prevent any party or any affiliate of any party (A) from making any statement or announcement when and as required by applicable law or by the rules of any securities exchange (including the NYSE) or securities quotation or trading system on which securities of that party or an affiliate are listed, quoted or traded, or (B) from making any press release or public statement without such consultation that is consistent with any press release or public statement as to which the parties previously agreed.

(b) Each of the Company and Parent will promptly notify the other after receiving or becoming aware of any notice or other communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

9.4 Entire Agreement. This Agreement, the schedules and exhibits hereto (which are incorporated herein by this reference), the documents to be delivered in accordance with this Agreement, including the Company Disclosure Letter and the Parent Disclosure Letter, and the Confidentiality Agreement (collectively, the “Transaction Documents”), contain the entire agreement among the Company, Parent and Merger Sub relating to the transactions which are the subject of this Agreement, and all other documents, all prior negotiations, understandings and agreements (oral and written) between the Company and either Parent or Merger Sub with respect to those matters are superseded by this Agreement and the other Transaction Documents, and each party acknowledges and agrees that it has not relied upon any statements, representations, warranties, understandings or agreements concerning or relating to the other party, or to the transactions that are the subject of this Agreement or the other Transaction Documents, other than those expressly set forth in this Agreement or the other Transaction Documents.

9.5 Benefit of Agreement.

(a) This Agreement is for the sole benefit of the parties to it, their respective successors and any permitted assigns. Each party hereto agrees that (a) the parties’ respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the parties hereto, except, if the Merger takes place (i) as provided in Sections 8.1 and 8.2(d), and (ii) the rights of stockholders of the Company and holders of options, warrants (if any), restricted stock units and stock appreciation rights to receive the Merger Consideration or other consideration or payments pursuant to Article 1, each of which persons is an intended third party beneficiary of this Agreement to the extent, but only to the extent, of the express rights granted to each such person in this Agreement. Except as set forth in this subsection (a), this Agreement is not intended to be for the benefit of, or to give any rights to, any person other than the parties hereto.

(b) The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters rather than assurances of existence of facts or conditions. Consequently, no persons other than the parties to this Agreement may rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date or for any other purpose.

9.6 Effect of Disclosures. Any information disclosed by a party in connection with any representation and warranty contained in this Agreement (including any exhibit or schedule to this Agreement) will be treated as having been disclosed in connection with each representation and warranty made by that party in this Agreement. The parties are aware that a party may include in Sections of its Disclosure Letter items as to which it is not certain whether they are required to be included in those Sections of the Disclosure Letter. The fact that an item is included in a Section of a Disclosure Letter that requires disclosures of items above a specified level of materiality does not constitute an acknowledgment that the item is above that level of materiality, and the fact that an item is included in a Section of a Disclosure Letter that requires disclosures of violations of particular types of legal or governmental requirements does not constitute an acknowledgment that the item in fact violates the applicable legal or governmental requirements.

9.7 Captions and Interpretation. When a reference is made in this Agreement to a section, article, exhibit or schedule such reference shall be to a section, article, exhibit or schedule of this Agreement unless otherwise indicated. The table of contents and the captions and headings of the Articles and Sections of this Agreement or in any exhibit or schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or such exhibit or schedule. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any exhibit or schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall, unless the context clearly indicates otherwise, refer to this Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “shall” shall be construed to have the same meaning and effect as the word “will.” References to days mean calendar days unless otherwise specified.

9.8 Definitions. For purposes of this Agreement:

(a) “affiliate” means for any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person, where “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of any equity interests, by contract or otherwise.

(b) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable law to be closed.

(c) “contract” means any legally binding contract, agreement, lease, sublease, license, sublicense, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond, option, warrant or other legally binding arrangement, in each case, whether written or oral.

(d) “Enforceability Exceptions” mean (A) bankruptcy, insolvency (including fraudulent transfer), reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, and (B) general principles of equity, including those governing specific performance (except as expressly provided in this Agreement), injunctive relief, and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law), and (C) concepts of materiality, reasonableness, good faith and fair dealing and the discretion of the court before which a proceeding is brought.

(e) “Governmental Authority” means any United States or foreign governmental authority, including any national, federal, territorial, state, commonwealth, province, territory, county, municipal, district, or local governmental jurisdiction of any nature or any other governmental or quasi-governmental authority of any nature (including any governmental department, division, agency, bureau, office, branch, court, commission, tribunal, taxing or other governmental instrumentality) or any political or other subdivision or part of any of the foregoing or any self-regulatory organization, in each case of competent jurisdiction and with authority to act with respect to the matter in question.

(f) “knowledge” means (i) with respect to the Company, the actual knowledge of any of the individuals set forth in Section 9.8G(1) of the Company Disclosure Letter, and (ii) with respect to Parent or Merger Sub, the actual knowledge of any of the individuals set forth in Section 9.8G(2) of the Parent Disclosure Letter.

(g) “law” means any federal, state, local, foreign or international law, statute, treaty, convention or ordinance, common law, or any rule, regulation, code, requirement, ordinance, edict, decree, directive or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(h) “lien” means any mortgage, claim, pledge, hypothecation, assignment, deposit agreement, encumbrance, lien (statutory or other), servitude, easement, right of way, community or similar property interest, option, preference, priority, right of first offer or refusal or other charge or security interest of any kind or nature whatsoever (including any conditional sale or other title retention contract).

(i) “order” means charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement of any Government Authority or any arbitrator, whether civil, criminal or administrative.

(j) “parties” means each of the Company, Parent and Merger Sub.

(k) “permit” shall mean any permit, license, franchise, registration, qualification, right, variance, certificate, authorization, approval, clearance, or certification of any Governmental Authority.

(l) “Permitted Liens” means all (i) statutory liens for Taxes or assessments not yet due or delinquent or for which the validity or amount is being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workers’, repairers’, landlords’, and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or its subsidiaries, or Parent or its subsidiaries, as applicable, or for which the validity or amount is being contested in good faith by appropriate proceedings; (iii) zoning, entitlement, or other land use and environmental regulations promulgated by any Governmental Authority; (iv) liens, encumbrances, defects and exceptions that are typically encountered in the development and acquisition of land, including unentitled land, and other properties, including, without limitation, the following: (A) profit and participation agreements, (B) any option or right of first refusal to purchase real property granted to the master developer or the seller of real property that arises as a result of the non-use or non-development of such real property, (C) joint development agreements with third parties to perform and/or pay for or reimburse the costs of construction and/or development related to or benefiting property entered into in the ordinary course of business, (D) development agreements or declarations of development covenants, conditions and restrictions for the benefit of a master developer or seller of real property related to the development of property, (E) real property holding agreements with a master developer or seller of real property for purposes of complying with applicable subdivision laws or map acts, (F) marketing fee obligations to a master developer or seller of real property; (G) reimbursement agreements for bond or tax districts where there exists a requirement to transfer, return, reimburse, or re-assign to a master developer or seller of real property the rights to proceeds or credits arising from such bond or tax districts, (H) covenants, conditions and restrictions which impose monetary assessment obligations on a lot or other real property, (I) a guaranty of performance or payment given by the Company or its subsidiaries, or Parent or its subsidiaries, as applicable, (J) carryback financing, and (K) transfer fee, benefit fee or community enhancement fee agreements requiring the payment of a transfer fee upon the sale or transfer of a lot; and (iv) all matters referenced in the most recent commitments for title insurance with regard to particular properties.

(m) “person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Authority or other entity.

(n) “proceeding” means an action, suit, claim, litigation, proceeding, arbitration, investigation, audit, charge, complaint, review or controversy, whether judicial or administrative.

(o) “Representatives” means as to any person, such person’s officers, directors, employees and representatives (including any investment banker, attorney or accountant acting on the person’s behalf).

(p) “security” has the meaning given to it in the Securities Act.

9.9 Assignments. Neither this Agreement nor any right, interest or obligation of any party under it may be assigned or delegated (by operation of law or otherwise), without the prior written consent of the other parties hereto. Any purported assignment in violation of this Agreement is null and void. However, nothing in this Agreement will prevent Parent from transferring ownership of Merger Sub to a direct or indirect wholly owned subsidiary of Parent.

9.10 Notices and Other Communications. Any notice or other communication under this Agreement must be in writing and will be deemed given (i) when it is delivered in person or sent by facsimile or electronic mail (with proof of receipt at the facsimile number or email address to which it is required to be sent), provided any notice sent by email or facsimile transmission that is received at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) or on any day that is not a business day, shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day, (ii) on the business day after the day on which it is delivered to a major nationwide overnight delivery service for next business day delivery, or (iii) on the third business day after the day on which it is mailed by first class mail from within the United States of America, to the following addresses (or such other address as may be specified after the date of this Agreement in the manner required by this Section 9.10 by the party to which the notice or communication is sent):

(a) If to Parent or Merger Sub:

Lennar Corporation

700 N.W. 107th Avenue

Miami, Florida 33172

Attention: Rick Beckwitt

Facsimile No. (469) 587-5220

Email Address: rick.beckwitt@lennar.com

and

Lennar Corporation

700 N.W. 107th Avenue

Miami, Florida 33172

Attention: General Counsel

Facsimile No. (305) 559-6650

Email Address: mark.sustana@lennar.com

with a copy (which will not constitute notice) to:

David Bernstein

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

Facsimile No.: 212-355-3333

Email Address: davidbernstein@goodwinlaw.com

(b) If to the Company:

CalAtlantic Group, Inc.

15360 Barranca Parkway

Irvine, California 92618

Facsimile No.: 949-789-3349

Attention: Scott Stowell

Email Address: scott.stowell@calatl.com

with a copy (which will not constitute notice) to:

Dennis J. Friedman

Gibson Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Facsimile No.: 212-351-6201

Email Address: dfriedman@gibsondunn.com

9.11 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement, the Merger or the other transactions contemplated by this Agreement, will be governed by, and construed under, the laws of the State of Delaware, without regard to any conflicts of laws principles that would apply the laws of any other jurisdiction.

9.12 Exclusive Jurisdiction; Consent to Jurisdiction. The Company, Parent and Merger Sub each irrevocably agrees that any proceeding arising out of or relating to this Agreement or the transactions that are contemplated by this Agreement shall be brought and determined in the Court of Chancery of the State of Delaware, or if such court lacks subject matter jurisdiction, then any such proceeding shall be brought in any other state court or any Federal court sitting in the State of Delaware, and any appellate court therefrom. Each of the parties irrevocably and unconditionally (i) agrees not to commence any proceeding arising out of or relating to this Agreement or the transactions that are contemplated by this Agreement except in such courts in the State of Delaware, other than proceedings in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such Delaware court, (ii) submits to the personal jurisdiction and venue of each of such courts in any such proceeding, (iii) agrees not to seek, and to waive as a defense in any such proceeding, the transfer of any such proceeding to any other court, whether because of inconvenience of the forum or for any other reason, and (iv) agrees that process in any such proceeding may be served by registered mail or in any other manner permitted by the rules of the court in which the proceeding is brought.

9.13 Remedies; Specific Performance. The parties acknowledge that money damages, even if available, would not be an adequate remedy if the Company, Parent or Merger Sub failed to perform in any material respect any of its obligations under this Agreement in accordance with its terms, and accordingly they agree that, in addition to any other remedy to which a party may be entitled at law or in equity, any party will be entitled to obtain an order granting an injunction or injunctions to prevent breaches of this Agreement or compelling specific performance of another party’s obligations under this Agreement, without proof of actual damages and without any requirement that it post a bond, and the parties agree that if any proceeding is brought in equity to compel performance of any provision of this Agreement, no party will raise the defense that there is an adequate remedy at law. Except as otherwise provided in this Agreement, no remedy will be exclusive of any other remedy to which a party may be entitled, and the remedies available to a party will be cumulative.

9.14 Attorney Conflicts and Attorney Client Privilege. Parent, the Company and Merger Sub each agrees that, although Gibson Dunn & Crutcher LLP (“Gibson Dunn”) has rendered, and may continue to render, legal services to the Company prior to the Effective Time, including legal services relating to this Agreement and the transactions that are the subject of this Agreement, Gibson Dunn will have the right, after the Effective Time, to render legal services to any stockholder, director or employee of the Company, including with regard to any disputes relating to this Agreement or the transactions that are the subject of this Agreement, and Parent, the Company and Merger Sub each waives any right it might have to seek to disqualify Gibson Dunn from rendering legal services to any stockholder, director or employee of the Company on the basis of any conflict of interest, because of information of which Gibson Dunn may have become aware while rendering legal services to the Company, or for any other reason.

9.15 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY ACTION OR PROCEEDING BROUGHT BY WAY OF COUNTERCLAIM AND ANY ACTION OR PROCEEDING RELATING TO THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT IT IS AWARE THAT THIS WAIVER OF RIGHTS TO JURY TRIAL WAS A FACTOR IN THE OTHER PARTY’S OR PARTIES’ DECISION TO AGREE TO THE TERMS OF THIS AGREEMENT AND THAT NO PERSON PROMISED THAT THIS WAIVER OF THE RIGHT TO JURY TRIAL WOULD NOT BE ENFORCED.

9.16 Amendments. To the extent permitted by applicable law, this Agreement may be amended, modified or supplemented, at any time prior to the Effective Time, by an instrument signed by the Company and Parent. This Agreement may not be amended or modified after the Effective Time.

9.17 Counterparts. This Agreement may be executed in two or more counterparts, each of which may be signed by fewer than all the parties or may contain facsimile copies of pages signed by some of the parties. This Agreement shall become effective when at least one counterpart has been signed by each of the parties and delivered to the other parties. Each of those counterparts will be deemed to be an original copy of this Agreement, but all of them together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by .PDF e-mail attachment, shall be as effective as delivery of a manually executed counterpart of this Agreement.

9.18 Tax Matters. The parties to this Agreement intend that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of Parent and the Company will be a “party to a reorganization” within the meaning of Section 368(b) of the Code and the Treasury Regulations promulgated under it, and (iii) this Agreement will constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). Each party will do all things that are commercially reasonable to cause the Merger to qualify for that treatment, and will fulfill its obligations under the applicable one of Section 4.1(q) and Section 4.2(f). Unless otherwise required by law, the parties will in all Tax Returns report the Merger in a manner consistent with the intention described in the first sentence and no party will take a position inconsistent with that treatment (whether in audits, in court proceedings or otherwise), unless required to do otherwise as a result of a final “determination” as defined in Section 1313(a) of the Code (or pursuant to any similar provision of applicable law).

9.19 Nonsurvival of Representations and Warranties The representations and warranties in this Agreement will terminate at the Effective Time, and after the Effective Time, nobody will be able to bring a claim based on any inaccuracy in, or anything else regarding, any representation or warranty contained in this Agreement.

9.20 Severability. If any provision of this Agreement shall be held invalid, void or unenforceable by any court of competent jurisdiction or as a result of future legislative action, so long as the economic and legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any party or its stockholders, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof, as long as the remaining provisions, taken together, are sufficient to carry out the overall intentions of the parties as evidenced hereby. The parties further agree to negotiate in good faith to replace any such invalid, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, void or unenforceable provision.

9.21 Parent Guarantee. Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable to the same extent as Merger Sub or the Surviving Corporation for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. This is a guarantee of performance and not of collectability. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 9.21.

9.22 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of any other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) subject to applicable Law, waive compliance with any of the agreements or covenants of the other parties contained herein; provided, that after the Company Stockholder Approval has been obtained or the Parent Stockholder Approval has been obtained, as the case may be, no waiver may be made that pursuant to applicable law or stock exchange rules requires further approval or adoption by the stockholders of the Company or the stockholders of Parent, as the case may be, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument signed and delivered on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial waiver of any right or power, or any abandonment or discontinuance of steps to enforce any right or power, or any similar course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

[Signatures on following page]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have executed this Agreement, intending to be legally bound by it, on the day shown on the first page of this Agreement.

CALATLANTIC GROUP, INC.

By:	/s/ Scott D. Stowell
Name: Scott D. Stowell
Title: Executive Chairman of the Board

LENNAR CORPORATION

By:	/s/ Richard Beckwitt
Name: Richard Beckwitt
Title: President

CHEETAH CUB GROUP CORP.

By:	/s/ Richard Beckwitt
Name: Richard Beckwitt
Title: President

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